SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended December 31, 2024

Commission File Number 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Translation of registrant’s name into English)

8-2-337, Road No. 3, Banjara Hills

Hyderabad, Telangana 500 034, India

+91-40-49002900

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                               No ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                              No ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

QUARTERLY REPORT

Quarter Ended December 31, 2024

Currency of Presentation and Certain Defined Terms

In this Quarterly Report, references to “$” or “U.S.$” or “dollars” or “U.S. dollars” are to the legal currency of the United States and references to “Rs.” or “rupees” or “Indian rupees” or “INR” are to the legal currency of India, references to “MXN” are to the legal currency of Mexico, references to “ZAR” are to the legal currency of South Africa, references to “UAH” are to the legal currency of Ukraine, references to “GBP” are to the legal currency of the United Kingdom, references to “RUB” or “rouble” or “ruble” are to the legal currency of the Russian Federation, references to “EUR” or “euros” are to the legal currency of the European Union and references to “CAD” are to the legal currency of Canada. Our unaudited condensed consolidated interim financial statements are presented in Indian rupees and are prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”). Convenience translation into U.S. dollars with respect to our unaudited condensed consolidated interim financial statements is also presented. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. References to “ADSs” are to our American Depositary Shares. All references to “IAS” are to the International Accounting Standards, to “IASB” are to the International Accounting Standards Board, to “IFRS” are to International Financial Reporting Standards as issued by the IASB, to “SIC” are to the Standing Interpretations Committee and to “IFRIC” are to the International Financial Reporting Interpretations Committee. References to “OCI” are to other comprehensive income, to “FVTOCI” are to fair value through other comprehensive income, to “FVTPL” are to fair value through profit and loss and to “NCI” are to non-controlling interests.

References to “U.S. FDA” are to the United States Food and Drug Administration, to “ANDS” are to Abbreviated New Drug Submissions, to “NDAs” are to New Drug Applications, and to “ANDAs” are to Abbreviated New Drug Applications.

References to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to “EU” are to the European Union. All references to “we”, “us”, “our”, “DRL”, “Dr. Reddy’s” or the “Company” shall mean Dr. Reddy’s Laboratories Limited and its subsidiaries. “Dr. Reddy’s” is a registered trademark of Dr. Reddy’s Laboratories Limited in India. Other trademarks or trade names used in this Quarterly Report are trademarks registered in the name of Dr. Reddy’s Laboratories Limited or are pending before the respective trademark registries, unless otherwise specified. Market share data is based on information provided by IQVIA Holdings Inc. (formerly Quintiles IMS Holdings Inc.) (“IQVIA”), a provider of market research to the pharmaceutical industry, unless otherwise stated.

Our unaudited condensed consolidated interim financial statements are presented in Indian rupees and translated into U.S. dollars for the convenience of the reader. Except as otherwise stated in this report, all convenience translations from Indian rupees to U.S. dollars are at the certified foreign exchange rate of U.S.$1.00 = Rs.85.55, as published by Federal Reserve Board of Governors on December 31, 2024. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Our main corporate website address is https://www.drreddys.com. Information contained in our website, www.drreddys.com, is not part of this Quarterly Report and no portion of such information is incorporated herein.

Forward-Looking Statements and Risk Factor Summary

In addition to historical information, this quarterly report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, risks relating to:

•	our business and operations in general, including: our ability to develop and commercialize additional pharmaceutical products; manufacturing or quality control problems, which may damage our reputation for quality production and require costly remediation; interruptions in our supply chain; disruptions of our or third party information technology systems or breaches of our data security or other cyber-attacks; the failure to recruit or retain key personnel; significant sales to a limited number of customers in our U.S. market; our ability to successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions;

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•	in our generics medicines business: consolidation of our customer base and commercial alliances among our customers; the increase in the number of competitors targeting generic opportunities and seeking U.S. market exclusivity for generic versions of significant products; price erosion relating to our generic products, both from competing products and increased regulation; delays in launches of new generic products; efforts of pharmaceutical companies to limit the use of generics including through legislation and regulations; the difficulty and expense of obtaining licenses to proprietary technologies; returns, allowances and chargebacks; and investigations of the calculation of wholesale prices;

•	compliance, regulatory and litigation matters, including: uncertainties regarding actual or potential legal proceedings; costs and delays resulting from the extensive governmental regulation to which we are subject; the effects of reforms in healthcare regulation and reductions in pharmaceutical pricing, reimbursement and coverage; governmental investigations into selling and marketing practices; potential liability for patent infringement; product liability claims; increased government scrutiny of our patent settlement agreements; failure to comply with complex Medicare and Medicaid reporting and payment obligations; and environmental risk;

•	current challenges associated with conducting business globally, including uncertainty regarding the duration of military conflict between Russia and Ukraine, its magnitude and its adverse effects or economic instability, major hostilities or terrorism;

•	other financial and economic risks, including: our exposure to currency fluctuations and restrictions as well as credit risks; potential impairments of our intangible assets; potential significant increases in tax liabilities; and the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business;

•	compliance matters, including lapses by our U.S. or overseas employees, third-party distributors or marketing and distribution agents in complying with the U.S. Foreign Corrupt Practices Act and other worldwide anti-bribery laws, which could result in adverse consequences to us, including without limitation causing us to be subject to injunctions or limitations on future conduct, to be required to modify our business practices and compliance programs and/or to have a compliance monitor imposed on us, or to suffer other criminal or civil penalties or adverse impacts, including lawsuits by private litigants or investigations and fines imposed by local authorities;

•	risks of reputational damage and other adverse effects in the event of inadequate performance and management of environmental, social and governance (“ESG”) and climate change topics; and

•	those discussed in the sections titled “risk factors” and “operating and financial review and prospects” in our most recent Annual Report on Form 20-F for the fiscal year ended March 31, 2024 and in the section titled “operating and financial review, trend information” in this quarterly report.

Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis and assumptions only as of the date hereof. In addition, readers should carefully review the other information in this quarterly report, in our most recent Annual Report on Form 20-F for the year ended March 31, 2024 and in our periodic reports and other documents filed with and/or furnished to the SEC from time to time.

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ITEM 1. FINANCIAL STATEMENTS

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(in millions, except share and per share data)

		As of
Particulars	Note	December 31, 2024		December 31, 2024		March 31, 2024
		Convenience translation (See Note 2(e))
ASSETS
Current assets
Cash and cash equivalents	4	U.S.$	152	Rs.	13,032	Rs.	7,107
Other investments	5		548		46,890		74,363
Trade and other receivables	6		1,078		92,212		80,298
Inventories	7		837		71,630		63,552
Derivative financial instruments			6		502		169
Other current assets	8		336		28,750		22,560
Total current assets		U.S.$	2,958	Rs.	253,016	Rs.	248,049
Non-current assets
Property, plant and equipment	9	U.S.$	1,088	Rs.	93,053	Rs.	76,886
Goodwill	10		139		11,855		4,253
Other intangible assets	11		1,086		92,925		36,951
Investment in equity accounted investees			55		4,742		4,196
Other investments	5		50		4,276		1,059
Deferred tax assets			214		18,273		10,774
Tax assets			18		1,559		3,718
Other non-current assets	8		16		1,360		1,632
Total non-current assets		U.S.$	2,666	Rs.	228,043	Rs.	139,469
Total assets		U.S.$	5,623	Rs.	481,059	Rs.	387,518
LIABILITIES AND EQUITY
Current liabilities
Trade and other payables		U.S.$	421	Rs.	36,022	Rs.	30,919
Short-term borrowings	13		496		42,400		12,723
Long-term borrowings, current portion	13		13		1,106		1,307
Provisions			65		5,574		5,383
Tax liabilities			35		3,003		2,342
Derivative financial instruments			21		1,821		468
Other current liabilities	12		491		42,024		42,897
Total current liabilities		U.S.$	1,542	Rs.	131,950	Rs.	96,039
Non-current liabilities
Long-term borrowings	13	U.S.$	89	Rs.	7,579	Rs.	5,990
Deferred tax liabilities			162		13,898		909
Provisions			2		151		61
Other non-current liabilities	12		69		5,916		3,969
Total non-current liabilities		U.S.$	322	Rs.	27,544	Rs.	10,929
Total liabilities		U.S.$	1,864	Rs.	159,494	Rs.	106,968
Equity
Share capital	14	U.S.$	10	Rs.	834	Rs.	834
Treasury shares	14		(10)		(891)		(991)
Share premium			130		11,109		10,765
Share-based payment reserve			18		1,557		1,508
Capital redemption reserve			2		173		173
Special economic zone re-investment reserve			6		504		653
Retained earnings			3,499		299,350		265,257
Other reserves			47		3,979		-
Other components of equity			13		1,106		2,351
Equity attributable to equity holders of the parent company			3,714		317,721	Rs.	280,550
Non-controlling interests	27.B		45		3,844	Rs.	-
Total equity		U.S.$	3,759	Rs.	321,565	Rs.	280,550
Total liabilities and equity		U.S.$	5,623	Rs.	481,059	Rs.	387,518

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

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DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM INCOME STATEMENTS

(in millions, except share and per share data)

		For the nine months ended December 31,						For the three months ended December 31,
Particulars	Note	2024		2024		2023		2024		2023
		Convenience translation (See Note 2(e))
Revenues	15	U.S.$	2,811	Rs.	240,475	Rs.	208,334	Rs.	83,586	Rs.	72,148
Cost of revenues			1,137		97,310		86,210		34,534		29,945
Gross profit			1,673		143,165		122,124		49,052		42,203
Selling, general and administrative expenses			816		69,815		56,725		24,117		20,228
Research and development expenses			235		20,122		15,996		6,658		5,565
Impairment of non-current assets			11		925		176		(4)		110
Other income, net	16		(22)		(1,893)		(3,543)		(439)		(967)
Total operating expenses			1,040		88,969		69,354		30,332		24,936
Results from operating activities (A)			634		54,196		52,770		18,720		17,267
Finance income	17		53		4,545		4,090		798		1,357
Finance expense	17		(25)		(2,173)		(1,118)		(818)		(394)
Finance income/(expense), net (B)			28		2,372		2,972		(20)		963
Share of profit of equity accounted investees, net of tax (C)			2		162		112		42		27
Profit before tax [(A)+(B)+(C)]			663		56,730		55,854		18,742		18,257
Tax expense, net	18		180		15,357		13,240		4,704		4,468
Profit for the period		U.S.$	484	Rs.	41,373	Rs.	42,614	Rs.	14,038	Rs.	13,789

Attributable to:
Equity holders of the parent company		U.S.$	475	Rs.	40,606	Rs.	42,614	Rs.	14,133	Rs.	13,789
Non-controlling interests			9		767		-		(95)		-

Earnings per share attributable to equity holders of the parent company*
Basic earnings per share of Rs.1/- each		U.S.$	0.57	Rs.	48.75	Rs.	51.23	Rs.	16.96	Rs.	16.56
Diluted earnings per share of Rs.1/- each		U.S.$	0.57	Rs.	48.68	Rs.	51.14	Rs.	16.94	Rs.	16.54

* Earnings per share is computed after giving effect to 1:5 forward stock split effective October 28, 2024 for all periods presented. Refer to Note 14 of these interim financial statements for further details regarding such stock split.

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

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DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM INCOME STATEMENTS

(in millions, except share and per share data)

	For the nine months ended December 31,						For the three months ended December 31,
Particulars	2024		2024		2023		2024		2023
	Convenience translation (See Note 2(e))
Profit for the period	U.S.$	484	Rs.	41,374	Rs.	42,614	Rs.	14,039	Rs.	13,789
Other comprehensive income/(loss)
Items that will not be reclassified subsequently to the consolidated income statement:
Changes in the fair value of financial instruments	U.S.$	(2)	Rs.	(176)	Rs.	24	Rs.	(52)	Rs.	140
Total of items that will not be reclassified subsequently to the consolidated income statement	U.S.$	(2)	Rs.	(176)	Rs.	24	Rs.	(52)	Rs.	140
Items that will be reclassified subsequently to the consolidated income statement:
Changes in the fair value of financial instruments	U.S.$	-	Rs.	-	Rs.	4	Rs.	-	Rs.	4
Foreign currency translation adjustments		(7)		(566)		(9)		(1,318)		1,040
Effective portion of changes in fair value of cash flow hedges		18		1,522		(279)		(676)		(395)
Tax impact on above items		2		172		69		162		78
Total of items that will be reclassified subsequently to the consolidated income statement	U.S.$	13	Rs.	1,128	Rs.	(215)	Rs.	(1,832)	Rs.	727
Other comprehensive income/(loss) for the period, net of tax	U.S.$	11	Rs.	952	Rs.	(191)	Rs.	(1,884)	Rs.	867
Total comprehensive income for the period	U.S.$	495	Rs.	42,326	Rs.	42,423	Rs.	12,155	Rs.	14,656

Attributable to:
Equity holders of the parent company	U.S.$	486	Rs.	41,559	Rs.	42,423	Rs.	12,250	Rs.	14,656
Non-controlling interests		9		767		-		(95)		-

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

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DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

(in millions, except share and per share data)

	Attributable to the equity holders of the parent company
	Share capital			Share premium		Treasury shares		Share- based payment reserve		Fair value reserve(1)		Foreign currency translation reserve		Hedging reserve		Capital redemption reserve		Special economic zone re- investment reserve(2)		Actuarial gains /(losses)		Retained earnings		Other Reserves(6)		Total		Non- controlling interests		Total Equity
Balance as of April 1, 2024 (A)	Rs.	834		Rs.	10,765	Rs.	(991)	Rs.	1,508	Rs.	(2,452)	Rs.	5,415	Rs.	(69)	Rs.	173	Rs.	653	Rs.	(543)	Rs.	265,257	Rs.	-	Rs.	280,550	Rs.	-	Rs.	280,550
Profit for the period		-			-		-		-		-		-		-		-		-		-		40,606		-		40,606		767		41,373
Net change in fair value of equity and debt instruments		-			-		-		-		(176)		-		-		-		-		-		-				(176)		-		(176)
Foreign currency translation adjustments		-			-		-		-		-		(566)		-		-		-		-		-		-		(566)		-		(566)
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.172		-			-		-		-		-		-		1,694		-		-		-		-		-		1,694		-		1,694
Total comprehensive income (B)	Rs.	-		Rs.	-	Rs.	-	Rs.	-	Rs.	(176)	Rs.	(566)	Rs.	1,694	Rs.	-	Rs.	-	Rs.	-	Rs.	40,606	Rs.	-	Rs.	41.558	Rs.	767	Rs.	42,325
Acquisition of interest by NCI in subsidiary(5)		-			-		-		-		-		-		-		-		-		-		-		3,979		3,979		3,077		7,056
Issue of equity shares on exercise of options		-	*		344		100		(262)		-		-		-		-		-		-		-		-		182		-		182
Share-based payment expense		-			-		-		311		-				-		-		-		-		-		-		311		-		311
Dividend paid		-			-		-		-		-		-		-		-		-		-		(6,662)		-		(6,662)		-		(6,662)
Total transactions (C)	Rs.	-	*	Rs.	344	Rs.	100	Rs.	49	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(6,662)	Rs.	3,979	Rs.	(2,190)	Rs.	3,077	Rs.	887
Adjustment of cash flow hedge gain to purchase consideration(4)		-			-		-		-		-		-		(2,197)		-		-		-		-		-		(2,197)		-		(2,197)
Transfer from special economic zone re-investment reserve on utilization		-			-		-		-		-		-		-		-		(149)		-		149		-		-		-		-
Total transfers (D)	Rs.	-		Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(2,197)	Rs.	-	Rs.	(149)	Rs.	-	Rs.	149	Rs.	-	Rs.	(2,197)	Rs.	-	Rs.	(2,197)
Balance as of December 31, 2024 [(A)+(B)+(C)+(D)]	Rs.	834		Rs.	11,109	Rs.	(891)	Rs.	1,557	Rs.	(2,628)	Rs.	4,849	Rs.	(572)	Rs.	173	Rs.	504	Rs.	(543)	Rs.	299,350	Rs.	3,979	Rs.	317,721	Rs.	3,844	Rs.	321,565
Convenience translation (See note 2(e))	U.S.$	10		U.S.$	130	U.S.$	(10)	U.S.$	18	U.S.$	(31)	U.S.$	57	U.S.$	(7)	U.S.$	2	U.S.$	6	U.S.$	(6)	U.S.$	3,499	U.S.$	47	U.S.$	3,714	U.S.$	45	U.S.$	3,759

* Rounded to the nearest million.

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DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(in millions, except share and per share data)

	Attributable to the equity holders of the parent company
	Share capital		Share premium		Treasury shares		Share- based payment reserve		Fair value reserve(1)		Foreign currency translation reserve		Hedging reserve		Capital redemption reserve		Special economic zone re- investment reserve(2)		Debenture redemption reserve (3)		Actuarial gains /(losses)		Retained earnings		Total Equity
Balance as of April 1, 2023 (A)	Rs.	833	Rs.	9,688	Rs.	(1,269)	Rs.	1,652	Rs.	(2,425)	Rs.	5,733	Rs.	284	Rs.	173	Rs.	886	Rs.	380	Rs.	(537)	Rs.	215,593	Rs.	230,991
Profit for the period		-		-		-		-		-		-		-		-		-		-		-		42,614		42,614
Net change in fair value of equity and debt instruments		-		-		-		-		13		-		-		-		-		-		-		15 (7)		28
Foreign currency translation adjustments		-		-		-		-		-		(9)		-		-		-		-		-		-		(9)
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.69		-		-		-		-		-		-		(210)		-		-		-		-		-		(210)
Total comprehensive income (B)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	13	Rs.	(9)	Rs.	(210)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	42,629	Rs.	42,423
Issue of equity shares on exercise of options		1		1,034		257		(518)		-		-		-		-		-		-		-		-		774
Share-based payment expense		-		-		-		310		-		-		-		-		-		-		-		-		310
Dividend paid		-		-		-		-		-		-		-		-		-		-		-		(6,648)		(6,648)
Total transactions (C)	Rs.	1	Rs.	1,034	Rs.	257	Rs.	(208)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(6,648)	Rs.	(5,564)
Transfer from special economic zone re-investment reserve on utilization	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(124)	Rs.	-	Rs.	-	Rs.	124	Rs.	-
Transfer from debenture redemption reserve		-		-		-		-		-		-		-		-		-		(380)		-		380		-
Total transfers (D)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(124)	Rs.	(380)	Rs.	-	Rs.	504	Rs.	-
Balance as of December 31, 2023 [(A)+(B)+(C)+(D)]	Rs.	834	Rs.	10,722	Rs.	(1,012)	Rs.	1,444	Rs.	(2,412)	Rs.	5,724	Rs.	74	Rs.	173	Rs.	762	Rs.	-	Rs.	(537)	Rs.	252,078	Rs.	267,850

(1)	Represents mark to market gain or loss on financial assets classified as fair value through other comprehensive income (“FVTOCI”). Depending on the category and type of the financial asset, the mark to market gain or loss is either reclassified to the income statement or to retained earnings upon disposal of the investment.
(2)	The Company has created a Special Economic Zone (“SEZ”) Reinvestment Reserve out of profits of its eligible SEZ Units in accordance with the terms of Section 10AA(1) of the Indian Income Tax Act, 1961. This reserve is to be utilized by the Company to acquire plant and machinery in accordance with Section 10AA(2) of such Act.
(3)	The Company had created a Debenture Redemption Reserve out of profits of its subsidiary Aurigene Pharmaceutical Services Limited that issued debentures in accordance with the terms of Sections 18(7)(iv) and 18(7)(v) AA(1) of the Companies (Share Capital and Debentures) Rules, 2014. During the three months ended June 30, 2023, upon redemption of debentures the Company had transferred the balance from the Debenture Redemption Reserve to retained earnings.
(4)	Refer to Note 27.A of these interim financial statements for details regarding cash flow hedge gain.
(5)	Refer to Note 27.B of these interim financial statements for details regarding Non-controlling interests.
(6)	Following the acquisition of interest in the Nutraceuticals subsidiary by Nestle India (i.e., NCI), difference between cash consideration received from NCI and the proportionate share of net assets is recognized in “Other reserves” with in equity.
(7)	Represents gain on disposal of equity instrument classified as FVTOCI instrument, which was subsequently classified to retained earnings.

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

9

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(in millions, except share and per share data)

	For the nine months ended December 31,
Particulars	2024		2024		2023
	Convenience translation (See Note 2(e))
Cash flows from/(used in) operating activities:
Profit for the period	U.S.$	484	Rs.	41,373	Rs.	42,614
Adjustments for:
Tax expense, net		180		15,357		13,240
Fair value changes and profit on sale of financial instruments measured at FVTPL, net		(33)		(2,835)		(2,367)
Depreciation and amortization		146		12,504		11,128
Impairment of non-current assets		11		925		176
Allowance for credit losses (on trade receivables and other advances)		1		113		264
Gain on sale or de-recognition of non-current assets, net		(5)		(455)		(916)
Share of profit of equity accounted investees		(2)		(162)		(112)
Inventories write-down		50		4,312		2,417
Unrealized exchange gain, net		(12)		(1,088)		(395)
Interest expense/(income), net		1		60		(513)
Equity settled share-based payment expense		4		311		310
Changes in operating assets and liabilities:
Trade and other receivables		(141)		(12,034)		(6,137)
Inventories		(145)		(12,390)		(14,543)
Trade and other payables		32		2,730		4,958
Other assets and other liabilities, net		(104)		(8,879)		(1,698)
Cash generated from operations		466		39,842		48,426
Income tax paid, net		(180)		(15,410)		(14,513)
Net cash from operating activities	U.S.$	286	Rs.	24,432	Rs.	33,913
Cash flows from/(used in) investing activities:
Purchase of property, plant and equipment		(232)		(19,842)		(11,159)
Proceeds from sale of property, plant and equipment		6		522		1,011
Purchase of other intangible assets		(39)		(3,310)		(9,993)
Proceeds from sale of other intangible assets		5		419		21
Investments in associates		(4)		(317)		(12)
Purchase of other investments		(2,249)		(192,410)		(105,174)
Proceeds from sale of other investments		2,563		219,295		95,018
Dividend received from equity accounted investees		-		-		445
Payment for acquisition of businesses (Refer to Note 27 for details)		(601)		(51,441)		-
Interest and dividend received		27		2,307		910
Net cash used in investing activities	U.S.$	(523)	Rs.	(44,777)	Rs.	(28,933)
Cash flows from/(used in) financing activities:
Proceeds from issuance of equity shares in subsidiary to NCI (Refer to Note 27.B for details)		82		7,056		-
Proceeds from issuance of equity shares (including treasury shares)		2		182		774
Proceeds from/(Repayment of) short-term borrowings, net		343		29,383		5,118
Repayment of long term borrowings		-		-		(3,800)
Proceeds from long term borrowings		-		-		3,800
Payment of principal portion of lease liabilities		(12)		(1,041)		(881)
Dividend paid		(78)		(6,662)		(6,648)
Interest paid		(31)		(2,637)		(1,593)
Net cash from/(used in) financing activities	U.S.$	307	Rs.	26,281	Rs.	(3,230)
Net increase in cash and cash equivalents		69		5,936		1,750
Effect of exchange rate changes on cash and cash equivalents		-		(11)		6
Cash and cash equivalents at the beginning of the period		83		7,107		5,779
Cash and cash equivalents at the end of the period (Refer to Note 4 for details)	U.S.$	152	Rs.	13,032	Rs.	7,535

* Rounded to the nearest million.

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

10

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

1.	Reporting entity

Dr. Reddy’s Laboratories Limited (the “parent company”), together with its subsidiaries (collectively, the “Company”), joint ventures and associates, is a leading India-based pharmaceutical company headquartered and having its registered office in Hyderabad, Telangana, India. The Company offers a portfolio of products and services including active pharmaceutical ingredients (“APIs”), generics, branded generics, biosimilars, over the counter (“OTC”) products and pharmaceutical services.

The Company’s principal research and development facilities are located in the states of Telangana and Andhra Pradesh in India, Cambridge in the United Kingdom; its principal manufacturing facilities are located in the states of Telangana, Andhra Pradesh and Himachal Pradesh in India, Cuernavaca-Cuautla in Mexico and Mirfield in the United Kingdom; and its principal markets are in India, Russia, the United States, and Germany. The Company’s shares trade on the Bombay Stock Exchange, the National Stock Exchange, the NSE IFSC Limited in India and on the New York Stock Exchange in the United States.

2.	Basis of preparation of financial statements

a)	Statement of compliance

These unaudited condensed consolidated interim financial statements (hereinafter referred to as the “interim financial statements”) are prepared in accordance with IAS 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). They do not include all of the information required for a complete set of annual financial statements and should be read in conjunction with the audited consolidated financial statements and related notes included in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2024. These interim financial statements were authorized for issuance by the Company’s Board of Directors on January 23, 2025.

b)	Material accounting policies information

The accounting policies applied by the Company in these interim financial statements are the same as those applied by the Company in its audited consolidated financial statements as of and for the year ended March 31, 2024 contained in the Company’s Annual Report on Form 20-F.

New Standards not yet effective as on April 1, 2024

Certain new standards and amendments to standards are not yet effective for annual periods beginning after April 1, 2024 and have not been applied in preparing these interim financial statements that could have potential impact on the interim financial statements of the Company are:

IFRS 18, “Presentation and Disclosure in Financial Statements”

In April 2024, the IASB issued IFRS 18, “Presentation and Disclosure in Financial statements”, a comprehensive new accounting standard which replaces existing IAS 1, “Presentation of Financial Statements”, carrying forward many of the requirements in IAS 1 unchanged and complementing them with new requirements. New requirements of IFRS 18 include mandates to:

•	present specified categories and defined subtotals in the statement of profit or loss;
•	provide disclosures on management-defined performance measures (MPMs) in the notes to the consolidated financial statements; and
•	improve aggregation and disaggregation of information in the consolidated financial statements.

This standard is effective for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted, but will need to be disclosed. The Company is currently assessing the impact of adopting IFRS 18 on the interim financial statements.

11

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

2.	Basis of preparation of financial statements (continued)

Amendments to IFRS 9 and IFRS 7 for Classification and Measurement of financial instruments

On May 30, 2024, the IASB issued amendments to IFRS 9, “Financial Instruments”, and IFRS 7, “Financial Instruments: Disclosures”, relating to the classification and measurement of financial instruments, which:

•	clarify a financial liability is derecognized on the 'settlement date' - i.e., when the related obligation is discharged or cancelled or expires or the liability otherwise qualifies for de recognition. They also introduce an accounting policy option to derecognize financial liabilities that are settled through an electronic payment system before the settlement date, if certain conditions are met;
•	clarify how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance (“ESG”) linked features and other similar contingent features;
•	clarify the treatment of non-recourse assets and contractually linked instruments; and
•	require additional disclosures in IFRS 7 for financial assets and liabilities with contractual terms that reference a contingent event (including those that are ESG-linked), and equity instruments classified at FVTOCI.

The amendments are effective for annual periods starting on or after January 1, 2026. Early adoption is permitted, with an option to early adopt the amendments for contingent features only. The Company is currently assessing the impact of adopting IFRS 9 and IFRS 7 on the interim financial statements.

c)	Basis of consolidation

Subsidiaries

The consolidated financial statements comprise the consolidated financial statements of the parent company and its subsidiaries as at December 31, 2024. Subsidiaries are all entities that are controlled by the parent company. Control exists when the parent company (i) has power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee), (ii) is exposed to, or has rights to variable returns from its involvement with the entity and (iii) has the ability to affect those returns through power over the entity.

The Company re-assesses whether or not it controls a subsidiary if facts and circumstances indicate that there are changes to one or more of the elements of control. The financial statements of subsidiaries are included in these interim financial statements from the date when the Company obtains control and continues until the date that control ceases.

Changes in ownership interests:

Acquisition of some or all of the NCIs in an entity and changes in the interests in subsidiaries that do not result in a loss of control are accounted for as a transaction with equity holders in their capacity as equity holders. Consequently, the difference arising between the fair value of the purchase consideration paid and the carrying value of the NCI is recorded as an adjustment to Other reserves that is attributable to the parent company. The associated cash flows are classified as financing activities. No goodwill is recognized as a result of such transactions.

Profit, loss, and equity attributed to NCIs in subsidiaries are shown separately in the consolidated interim income statement, consolidated interim statement of comprehensive income, consolidated interim statement of changes in equity and consolidated interim statement of financial position, respectively.

12

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

2.	Basis of preparation of financial statements (continued)

d)	Basis of measurement

These interim financial statements have been prepared on the historical cost convention, except for the following material items in the statements of financial position which are measured on the basis stated below and in accordance with the respective accounting policies:

•	derivative financial instruments are measured at fair value;
•	financial assets are measured either at fair value or at amortized cost, depending on the classification based on accounting policy;
•	long-term borrowings are measured at amortized cost using the effective interest rate method;
•	equity-settled and cash-settled share-based payments are measured at fair value on the grant date and the reporting date, respectively;
•	assets acquired and liabilities assumed as part of business combinations are measured at fair value on the acquisition date; and
•	contingent consideration arising out of business combination are measured at fair value.

e)	Convenience translation

These interim financial statements have been prepared in Indian rupees. Solely for the convenience of the reader, these interim financial statements as of and for the nine months ended December 31, 2024 have been translated into U.S. dollars at the certified foreign exchange rate of U.S.$1.00 = Rs.85.55, as published by the Federal Reserve Board of Governors on December 31, 2024. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Such convenience translation is not subject to review by the Company’s independent registered public accounting firm.

f)	Use of estimates and judgments

The preparation of interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. In preparing these interim financial statements, the judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the audited consolidated financial statements as of and for the year ended March 31, 2024.

13

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

3.	Segment reporting

The Chief Operating Decision Maker (“CODM”) evaluates the Company’s performance and allocates resources based on an analysis of various performance indicators by operating segments. The CODM reviews revenue and gross profit as the performance indicator for all of the operating segments, and does not review the total assets and liabilities of an operating segment. The Company’s Chief Executive Officer (“CEO”) is currently the CODM of the Company.

The Company’s reportable operating segments are as follows:

•	Global Generics;
•	Pharmaceutical Services and Active Ingredients (“PSAI”); and
•	Others.

Global Generics. This segment consists of the Company’s business of manufacturing and marketing prescription and over-the-counter finished pharmaceutical products ready for consumption by the patient, marketed under a brand name (branded formulations) or as generic finished dosages with therapeutic equivalence to branded formulations (generics). This segment includes the operations of the Company’s biologics business and the portfolio of consumer healthcare brands in the Nicotine Replacement Therapy category (the “NRT Business”) recently acquired is also included in this segment.

Pharmaceutical Services and Active Ingredients. This segment primarily consists of the Company’s business of manufacturing and marketing active pharmaceutical ingredients and intermediates, also known as “API”, which are the principal ingredients for finished pharmaceutical products. Active pharmaceutical ingredients and intermediates become finished pharmaceutical products when the dosages are fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients. The Company also serves its customers with incremental value added products, including semi-finished and finished formulations, which are included in this segment. This segment also includes the Company’s pharmaceutical services business, which provides contract research services and manufactures and sells active pharmaceutical ingredients in accordance with the specific customer requirements.

Others. This segment consists of the Company’s other business operations, which includes the Company’s wholly-owned subsidiaries, Aurigene Oncology Limited (“AOL”) (formerly Aurigene Discovery Technologies Limited) and SVAAS Wellness Limited (“SVAAS”), and the Company’s Proprietary Products business. AOL is a discovery stage biotechnology company developing novel and best-in-class therapies in the fields of oncology and inflammation. AOL works with established pharmaceutical and biotechnology companies through customized models of drug-discovery collaborations. SVAAS is in the business of providing digital healthcare and information technology enabled business support services. The Proprietary Products business focuses on the research and development of differentiated formulations and is expected to earn revenues arising out of monetization of such assets and subsequent royalties, if any.

The measurement of each segment’s revenues, expenses and assets is consistent with the accounting policies that are used in preparation of the Company’s interim financial statements.

14

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

3.	Segment reporting (continued)

Information about segments:	For the nine months ended December 31, 2024								For the nine months ended December 31, 2023
Segments	Global Generics		PSAI		Others		Total		Global Generics		PSAI		Others		Total
Revenues(1)	Rs.	214,187	Rs.	24,283	Rs.	2,005	Rs.	240,475	Rs.	184,262	Rs.	21,582	Rs.	2,490	Rs.	208,334
Gross profit	Rs.	134,899	Rs.	6,639	Rs.	1,627	Rs.	143,165	Rs.	116,335	Rs.	4,569	Rs.	1,220	Rs.	122,124
Selling, general and administrative expenses								69,815								56,725
Research and development expenses								20,122								15,996
Impairment of non-current assets								925								176
Other income, net								(1,893)								(3,543)
Results from operating activities							Rs.	54,196							Rs.	52,770
Finance income, net								2,372								2,972
Share of profit of equity accounted investees, net of tax								162								112
Profit before tax							Rs.	56,730							Rs.	55,854
Tax expense								15,357								13,240
Profit for the period							Rs.	41,373							Rs.	42,614

Information about segments:	For the three months ended December 31, 2024								For the three months ended December 31, 2023
Segments	Global Generics		PSAI		Others		Total		Global Generics		PSAI		Others		Total
Revenues(1)	Rs.	73,753	Rs.	8,219	Rs.	1,614	Rs.	83,586	Rs.	63,095	Rs.	7,839	Rs.	1,214	Rs.	72,148
Gross profit	Rs.	45,219	Rs.	2,353	Rs.	1,480	Rs.	49,052	Rs.	39,075	Rs.	2,306	Rs.	822	Rs.	42,203
Selling, general and administrative expenses								24,117								20,228
Research and development expenses								6,658								5,565
Impairment of non-current assets								(4)								110
Other income, net								(439)								(967)
Results from operating activities							Rs.	18,720							Rs.	17,267
Finance income/(expense), net								(20)								963
Share of profit of equity accounted investees, net of tax								42								27
Profit before tax							Rs.	18,742							Rs.	18,257
Tax expense								4,704								4,468
Profit for the period							Rs.	14,038							Rs.	13,789

(1)	Revenues for the nine months ended December 31, 2024 and 2023 do not include inter-segment revenues from the PSAI segment to the Global Generics segment, which amount to Rs.7,277 and Rs.7,403, respectively, or inter-segment revenues from the PSAI segment to the Others segment, which amount to Rs.0 and Rs.69, respectively. Revenues for the three months ended December 31, 2024 and 2023 do not include inter-segment revenues from the PSAI segment to the Global Generics segment, which amount to Rs.2,002 and Rs.2,537, respectively, or inter-segment revenues from the PSAI segment to the Others segment, which amount to Rs.0 and Rs.14, respectively.

15

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

3.	Segment reporting (continued)

Analysis of revenues by geography:

The following table shows the distribution of the Company’s revenues by country, based on the location of the customers:

	For the nine months ended December 31,				For the three months ended December 31,
Country	2024		2023		2024		2023
United States	Rs.	112,122	Rs.	101,104	Rs.	35,762	Rs.	34,931
India		42,208		36,718		13,888		12,311
Russia		19,408		17,309		7,007		5,881
Others(1)		66,736		53,203		26,928		19,025
	Rs.	240,475	Rs.	208,334	Rs.	83,586	Rs.	72,148

(1)	Others include Germany, the United Kingdom, Ukraine, Romania, Brazil, South Africa, China, Canada and other countries across the world.

16

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

4.	Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As of
	December 31, 2024		March 31, 2024
Cash on hand	Rs.	1	Rs.	1
Balances with banks		11,192		4,521
Term deposits with banks (original maturities less than 3 months)		1,839		2,585
Cash and cash equivalents	Rs.	13,032	Rs.	7,107
Restricted cash balances included above
Balance in unclaimed dividends and debenture interest account	Rs.	83	Rs.	87
Other restricted cash balances		660		213
Total restricted cash balances	Rs.	743	Rs.	300

5.	Other investments

Other investments consist of investments in units of mutual funds, equity securities, bonds, commercial paper, limited liability partnership firm interests and term deposits with banks (i.e., certificates of deposit having an original maturity period exceeding 3 months). The details of such investments as of December 31, 2024 and March 31, 2024 are as follows:

	As of December 31, 2024						As of March 31, 2024
	Cost/ Amortized Cost		Unrealized gain/(loss)		Fair value/ amortized cost		Cost/ Amortized Cost		Unrealized gain/(loss)		Fair value/ amortized cost
Current portion
In units of mutual funds	Rs.	26,352	Rs.	2,865	Rs.	29,217	Rs.	37,943	Rs.	2,654	Rs.	40,597
In term deposits with banks		17,558				17,558		30,313		-		30,313
In bonds		-		-		-		974		-		974
In commercial paper		-		-		-		2,312		-		2,312
In equity securities		96		(14)		82		174		(38)		136
Others		33		-		33		31		-		31
	Rs.	44,039	Rs.	2,851	Rs.	46,890	Rs.	71,747	Rs.	2,616	Rs.	74,363
Non-current portion
In equity securities(1)	Rs.	2,700	Rs.	(2,628)	Rs.	72	Rs.	2,700	Rs.	(2,451)	Rs.	249
In limited liability partnership firms		989		37		1,026		797		(153)		644
In term deposits with banks		2,000		-		2,000		-		-		-
In bonds		1,001		-		1,001		-		-		-
Others		177		-		177		166		-		166
	Rs.	6,867	Rs.	(2,591)	Rs.	4,276	Rs.	3,663	Rs.	(2,604)	Rs.	1,059

(1)	Primarily represents the investment in shares of Curis, Inc. The cost of acquisition was Rs.2,699. As of December 31, 2024 and March 31, 2024, the Company has recognized an unrealized loss of Rs.2,628, and Rs.2,451, respectively, in other comprehensive income (“OCI”) for the fair value changes.

For the purpose of measurement, the aforesaid investments are classified as follows:

Investments in units of mutual funds	Fair value through profit and loss
Investments in bonds, commercial paper, term deposits with banks and current portion of others	Amortized cost
Investments in equity securities (Current portion)	Fair value through profit and loss
Investments in equity securities (Non-Current portion)	Fair value through other comprehensive income (on account of irrevocable option elected at time of transition)
Investment in limited liability partnership firms and Non-current portion of others	Fair value through profit and loss

17

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

6.	Trade and other receivable

	As of
	December 31, 2024		March 31, 2024
Current
Trade and other receivables, gross	Rs.	93,554	Rs.	81,749
Less: Allowance for credit losses		(1,342)		(1,451)
Trade and other receivables, net	Rs.	92,212	Rs.	80,298

Pursuant to certain arrangements with banks, the Company sold to these banks certain of its trade receivables forming part of its Global Generics segment, on a non-recourse basis. The receivables sold were mutually agreed upon with the respective bank, after considering the creditworthiness and contractual terms with the customer. The Company has transferred substantially all the risks and rewards of ownership of such receivables sold to the respective bank, and accordingly, the same were derecognized in the statements of financial position. As on December 31, 2024 and March 31, 2024, the amount of trade receivables de-recognized pursuant to the aforesaid arrangement was Rs.8,452 and Rs.14,790, respectively.

7.	Inventories

Inventories consist of the following:

	As of
	December 31, 2024		March 31, 2024
Raw materials	Rs.	21,190	Rs.	19,030
Work-in-progress		15,971		14,222
Finished goods (includes stock-in-trade)		29,007		25,249
Packing materials, stores and spares		5,462		5,051
	Rs.	71,630	Rs.	63,552

Details of inventories recognized in the interim income statement are as follows:

	For the nine months ended December 31,				For the three months ended December 31,
	2024		2023		2024		2023
Raw materials, consumables and changes in finished goods and work in progress	Rs.	66,988	Rs.	58,749	Rs.	21,678	Rs.	20,761
Inventory write-downs		4,312		2,417		1,468		999

During the nine months and three months ended December 31, 2024, an amount of Rs.2,556 and Rs.841, respectively, representing government grants, has been accounted for as a reduction from cost of revenues.

During the nine months and three months ended December 31, 2023, an amount of Rs.3,422 and Rs.1,148, respectively, representing government grants, has been accounted for as a reduction from cost of revenues.

18

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

8.	Other assets

	As of
	December 31, 2024		March 31, 2024
Current
Balances and receivables from statutory authorities(1)	Rs.	16,160	Rs.	12,132
Government incentives receivables(2)		3,122		2,908
Prepaid expenses		2,312		1,947
Advances to vendors and employees		2,994		2,802
Others(3)		4,162		2,771
	Rs.	28,750	Rs.	22,560
Non-current
Security deposits	Rs.	753	Rs.	747
Others(4)		607		885
	Rs.	1,360	Rs.	1,632

(1)	Balances and receivables from statutory authorities primarily consist of amounts recoverable towards the goods and service tax (“GST”), value added tax, and from customs authorities of India.

(2)	Primarily consist of amounts receivable from various government authorities of India towards incentives on export sales made by the Company and other incentives.

(3)	Others primarily includes interest accrued but not due on investments, claims receivable and security deposits.

(4)	Others primarily includes advances to vendors.

Refer to Note 23 for further details and a breakup of financial and non-financial assets.

9.	Property, plant and equipment

	As of and For the nine months ended		As of and For the year ended
	December 31, 2024		March 31, 2024
Opening balance	Rs.	76,886	Rs.	66,462
Cost of assets acquired during the period		25,373		20,206
Net book value of assets disposed of during the period		(678)		(291)
Depreciation expense		(7,870)		(9,576)
Impairment loss, net(1)		(5)		(44)
Effect of changes in foreign exchange rates		(653)		129
Closing balance	Rs.	93,053	Rs.	76,886

(1)	Impairment loss pertains to the additions made to property, plant and equipment of the Company’s subsidiary, Dr. Reddy’s Laboratories Louisiana, LLC (Shreveport Cash Generating Unit (“CGU”)), as the recoverable amount continues to be lower than the carrying value. For further details, refer to Note 12 of the consolidated financial statements in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2024. This impairment loss pertains to the Company’s Global Generics segment.

Capital commitments

As of December 31, 2024 and March 31, 2024, the Company was committed to spend Rs.16,710 and Rs.18,177, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchase commitments.

19

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

10.	Goodwill

Goodwill arising on business combinations is not amortized but is tested for impairment at least annually, or more frequently if there is any indication that the cash generating unit to which goodwill is allocated is impaired.

The following table presents goodwill as of December 31, 2024 and March 31, 2024:

	As of
	December 31, 2024		March 31, 2024
Opening balance, gross	Rs.	21,201	Rs.	21,193
Goodwill arising on business combinations(1)		7,456		-
Effect of changes in foreign exchange rates		146		8
Impairment loss(2)		(16,948)		(16,948)
Closing balance	Rs.	11,855	Rs.	4,253

(1)	Refer to Note 27 of these interim financial statements for details regarding goodwill arising on business combinations.

(2)	The impairment loss of Rs.16,948 includes the following:

•	During the year ended March 31, 2023, the Company assessed performance of the Nimbus Health business against the initial estimates and recognized an impairment charge of the carrying values of Rs.272. This impairment loss pertains to the Company’s Global Generics segment.

•	During the year ended March 31, 2022, the Company recorded impairment loss of Rs.392 pertaining to the Shreveport CGU.

•	Rs.16,003 pertaining to the Company’s German subsidiary, betapharm Arzneimittel GmbH, which is part of the Company’s Global Generics segment. This impairment loss was recorded for the years ended March 31, 2009 and 2010.

11.	Other intangible assets

	As of and For the nine months ended		As of and For the year ended
	December 31, 2024		March 31, 2024
Opening balance	Rs.	36,951	Rs.	30,849
Assets acquired through business combinations(1)		56,902		-
Cost of assets acquired during the period(2)		3,266		11,162
Amortization expense		(4,634)		(5,265)
Impairment loss, net(3)		(920)		41
Effect of changes in foreign exchange rates		1,362		164
Closing balance	Rs.	92,927	Rs.	36,951

(1)	Refer to Note 27 of these interim financial statements for details regarding assets acquired through business combinations during the nine months ended December 31, 2024.

(2)	Additions during the nine months ended December 31, 2024, includes:

•	Rs.751 (U.S.$9) paid as upfront consideration for the acquisition of exclusive rights in the United States, and semi-exclusive rights in Europe and the United Kingdom, to commercialize AVT03 (denosumab), a biosimilar candidate to Prolia® and Xgeva®.

•	The acquisition of the rights to commercialize Helinorm, a food supplement product, in Russia and other countries, for a consideration of Rs.820 (RUB 970).

Additions during the year ended March 31, 2024, primarily consists of:

•	The acquisition of a generic prescription products portfolio in the United States from Mayne Pharma Group Limited, which includes consideration of Rs.7,395 (U.S.$90) attributable to product related intangibles. The portfolio consists of 44 commercial products, 42 approved non-marketed products and four pipeline products, including a number of generic products focused on women’s health. Approved high-value products include a hormonal vaginal ring, a birth control pill and a cardiovascular product.

•	The acquisition of rights to commercialize toripalimab in India and eight other countries from Shanghai Junshi Biosciences Co., Limited for a consideration of Rs.824 (U.S.$10).

(3)	Impairment loss recorded during the nine months ended December 31, 2024 includes an amount of Rs.907 pertaining to Haloette® (a generic equivalent to Nuvaring®), a product-related intangible, due to constraints on procurement of the underlying product from its contract manufacturer, resulting in a lower recoverable value compared to the carrying value. This impairment charge pertains to the Company’s Global Generics segment.

20

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

11.	Other intangible assets (Continued)

Impairment losses recorded for the year ended March 31, 2024 include:

•	For the year ended March 31, 2024, the Company recorded a reversal of impairment loss of Rs.226 with respect to saxagliptin/metformin (generic version of Kombiglyze® - XR) and enalaprilat (generic version of Vasotec®) pursuant to the launches of these two products during the year.

As a result of favorable changes in market conditions and in the circumstances that led to the initial impairment during the year ended March 31, 2021, the Company revisited the market volumes, share and price assumptions of these two products and re-assessed the recoverable amount. Accordingly, these products were capitalized as product related intangibles, with a corresponding reversal of impairment loss of Rs.191 and Rs.35, respectively. These impairment loss reversals pertain to the Company’s Global Generics segment.

•	Consequent to adverse market conditions with respect to certain products related intangibles and software platforms, the Company assessed the recoverable amount and recognized impairment loss of Rs.86 and Rs.99 forming part of the Company’s Global Generics and Others segment, respectively, for the year ended March 31, 2024.

Details of significant separately acquired intangible assets as of December 31, 2024 are as follows:

Particulars of the asset	Acquired from	Carrying value
Consumer Healthcare Portfolio of Nicotine Replacement Therapy	Haleon UK Enterprises Limited	Rs.	55,506
Select portfolio of branded generics business	Wockhardt Limited		11,130
Portfolio of generic prescription products	Mayne Pharma Group Limited		4,146
Cardiovascular brand Cidmus® in India	Novartis AG		4,243
Select portfolio of dermatology, respiratory and pediatric assets	UCB India Private Limited and affiliates		2,679

12.	Other liabilities

Other liabilities consist of the following

	As of
	December 31, 2024		March 31, 2024
Current
Accrued expenses	Rs.	24,334	Rs.	24,783
Employee benefits payable		5,981		6,945
Statutory dues payable		4,867		4,168
Deferred revenue		348		374
Advance from customers		1,649		1,061
Others(1)		4,845		5,566
	Rs.	42,024	Rs.	42,897
Non-current
Deferred revenue	Rs.	905	Rs.	1,193
Others(1)		5,011		2,776
	Rs.	5,916	Rs.	3,969

(1)	Includes earn-out consideration payable to Haleon UK Enterprises Limited. Refer to Note 27.A of these interim financial statements for further details.

Refer to Note 23 for further details and a breakup of financial and non-financial liabilities.

21

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

13.	Loans and borrowings

Short-term borrowings

Short-term borrowings primarily consist of “pre-shipment credit” drawn by the parent company and other unsecured loans drawn by the parent company and certain of its subsidiaries in Russia, Brazil and Mexico which are repayable within 12 months from the date of drawdown.

Short-term borrowings consist of the following:

	As of
	December 31, 2024		March 31, 2024
Pre-shipment credit	Rs.	37,676	Rs.	2,500
Working capital borrowings		4,724		10,223
	Rs.	42,400	Rs.	12,723

The interest rate profile of short-term borrowings from banks is given below:

As of
	December 31, 2024		March 31, 2024
	Currency(1)	Interest Rate(2)	Currency(1)	Interest Rate(2)
Working capital borrowings	RUB	Key rate + 470 bps to 590 bps	RUB	Key rate + 253 bps to 276 bps
	MXN	TIIE + 1.35%	MXN	TIIE + 1.35%
	INR	7.65%	INR	3 Month T-bill + 10 bps
	INR	3M T-bill + 84 bps	EUR	4.44%
	BRL	CDI + 1.55%	-	-
Pre-shipment credit	INR	3 Months T-bill+56 bps to 60 bps	INR	3 Month T-bill + 5 bps
	U.S.$	1 Year SOFR+ 65 bps	-	-
	U.S.$	3 Month SOFR+ 47 bps	-	-
	U.S.$	6 Month SOFR + 65 bps	-	-
	U.S.$	6 Month SOFR + 10 bps	-

(1)	“BRL” means Brazilian reals, “EUR” means Euros, “INR” means Indian rupees, “MXN” means Mexican pesos, “RUB” means Russian roubles and “U.S.$” means U.S. dollars.

(2)	“CDI” means the Brazilian interbank deposit rate (Certificado de Depósito Interbancário), “Key rate” means the key interest rate published by the Central Bank of Russia, “SOFR” means Secured Overnight Financing Rate, “TIIE” means the Equilibrium Inter-banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio) and “T-bill” means the India Treasury bill interest rate.

Long-term borrowings

Long-term borrowings consist of the following:

	As of
	December 31, 2024				March 31, 2024
		Non – current		Current		Non – current		Current
Rupee term loan from bank to APSL subsidiary(1)	Rs.	3,800	Rs.	-	Rs.	3,800	Rs.	-
Obligations under leases		3,779		1,106		2,190		1,307
	Rs.	7,579	Rs.	1,106	Rs.	5,990	Rs.	1,307

(1)	“APSL subsidiary” refers to Aurigene Pharmaceutical Services Limited.

The interest rate profiles of long-term borrowings (other than obligations under leases) as of December 31, 2024 and March 31, 2024 were as follows:

As of
	December 31, 2024		March 31, 2024
	Currency(1)	Interest Rate(2)	Currency(1)	Interest Rate(2)
Rupee term loan from bank	INR	3 Months T-bill + 84bps	INR	3 Months T-bill + 84bps

(1)	“INR” means Indian rupees.
(2)	“T-bill” means the India Treasury bill interest rate.

22

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

13.	Loans and borrowings (continued)

Uncommitted lines of credit from banks

The Company had uncommitted lines of credit of Rs.45,953 and Rs.61,131 as of December 31, 2024 and March 31, 2024, respectively, from its banks for working capital requirements. The Company can draw upon these lines of credit based on its working capital requirements.

14.	Share capital

The following table presents the changes in number of equity shares and amount of equity share capital for the nine months ended December 31, 2024 and for the year ended March 31, 2024:

	As of
	December 31, 2024				March 31, 2024
	No. of shares of (Rs.1 each)	Amount			No. of shares of (Rs.5 each)	Amount
Opening number of outstanding equity shares/share capital (face value of Rs.5 each)	166,818,266	Rs.	834		166,527,876	Rs.	833
Add: Equity shares issued pursuant to employee stock option plans(1) prior to stock split	58,680		-	*	290,390		1
Add: Increase in outstanding shares on account of stock split**	667,507,784		-		Not applicable
Add: Equity shares issued pursuant to employee stock option plans(1) after stock split	39,230		-	*	-		-
Closing number of outstanding equity shares/share capital**	834,423,960	Rs.	834		166,818,266	Rs.	834
Treasury shares(2)	1,302,980	Rs.	891		289,791	Rs.	991

*Rounded to the nearest million.

**The Board of Directors of the Company at their meeting held on July 27, 2024 approved the sub-division/ stock split of each equity share having a face value of Rupees five each, fully paid-up, into five equity shares having a face value of Rupees One each, fully paid-up (the “stock split”), by alteration of the capital clause of the Memorandum of Association of the Company. Each American Depositary Share (“ADS”) of the Company will continue to represent one underlying equity share as at present and, therefore, the number of ADSs held by an American Depositary Receipt (“ADR”) holder would consequently increase in proportion to the increase in number of equity shares. On September 12, 2024, the approval of the shareholders of the Company was obtained through a postal ballot process with a requisite majority. Consequently, the authorized share capital, the paid up share capital and Treasury shares were sub-divided into equity shares having a face value of Rupees One each effective as of the record date of October 28, 2024.

(1)	During the nine months ended December 31, 2024 and the year ended March 31, 2024, equity shares were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy’s Employees Stock Option Scheme, 2002 and the Dr. Reddy’s Employees Stock Option Scheme, 2007. The options exercised had an exercise price of Rs.5, Rs.1,982, Rs.2,607, Rs.2,814, Rs.3,679 or Rs.5,301 (prior to the stock split) and Rs.1 (after the stock split) per share. Upon the exercise of such options, the amount of compensation cost (computed using the grant date fair value) previously recognized in the “share based payment reserve” was transferred to “share premium” in the unaudited condensed consolidated interim statements of changes in equity.

(2)	Pursuant to the special resolution approved by the shareholders in the Annual General Meeting held on July 27, 2018, the Dr. Reddy’s Employees ESOS Trust (the “ESOS Trust”) was formed to support the Dr. Reddy’s Employees Stock Option Scheme, 2018 by acquiring, from the Company or through secondary market acquisitions, equity shares which are used for issuance to eligible employees (as defined therein) upon exercise of stock options thereunder. During the nine months ended December 31, 2024 and the year ended March 31, 2024, an aggregate of 22,077 (prior to the stock split) and 35,590 (after the stock split) and 81,353 equity shares, respectively, were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy’s Employees Stock Option Scheme, 2018. The options exercised had an exercise price of Rs.2,607, Rs.2,814, Rs.3,679, Rs.3,906, Rs.4,212, Rs.4,663 or Rs.5,301 (prior to the stock split) and Rs.521, Rs.563, Rs.736, Rs.933, Rs.981 and Rs.1,060 (after the stock split) per share. Upon the exercise of such options, the amount of compensation cost (computed using the grant date fair value) previously recognized in the “share based payment reserve” was transferred to “share premium” in the unaudited condensed consolidated interim statements of changes in equity. In addition, any difference between the carrying amount of treasury shares and the consideration received was recognized in the “share premium”.

23

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

14.	Share capital (continued)

Final dividends on equity shares (including dividend tax on distribution of such dividends, if any) are recorded as a liability on the date of their approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company’s Board of Directors.

At the Company’s Board of Directors’ meeting held on May 7, 2024, the Board proposed a dividend of Rs.40 per share and aggregating to Rs.6,673. The same was approved by the Company’s shareholders at the Annual General Meeting(“AGM”) of the Company held on July 29, 2024 which resulted in net cash outflow of Rs.6,662 (excluding dividend paid on treasury shares).

The details of dividends paid by the Company during the nine months ended December 31, 2024 and 2023, respectively are as follows:

	For the nine months ended
	December 31,
	2024		2023
Dividend per share (in absolute Rs.)	Rs.	40	Rs.	40
Dividend paid during the year		6,662		6,648
Fiscal year		2024		2023

15.	Revenue from contracts with customers

	For the nine months ended December 31,				For the three months ended December 31,
	2024		2023		2024		2023
Sales	Rs.	234,216	Rs.	203,138	Rs.	79,960	Rs.	69,647
Service income		3,749		4,056		1,788		1,950
License fees(1)		2,510		1,140		1,838		551
	Rs.	240,475	Rs.	208,334	Rs.	83,586	Rs.	72,148

(1)	During the three months and nine months ended December 31, 2024, the license fees includes an amount of Rs.1,266 (U.S.$15) as a milestone payment receivable upon U.S. FDA approval of DFD 29, in accordance with the license and collaboration agreement dated June 29, 2021 with Journey Medical Corporation. This transaction pertains to the Company’s Others segment.

Refer to Note 3 (“Segment reporting”) for details on revenues by geography.

Refund liabilities on account of sales returns amounting to Rs.4,720 and Rs.4,579 as of December 31, 2024 and March 31, 2024, respectively, have been included in provisions forming part of current liabilities.

16.	Other income, net

Other income, net consists of the following:

	For the nine months ended December 31,				For the three months ended December 31,
	2024		2023		2024		2023
Gain on sale/disposal of non-current assets, net	Rs.	(455)	Rs.	(916)	Rs.	(8)	Rs.	(471)
Sale of spent chemicals		(342)		(342)		(117)		(117)
Scrap sales		(237)		(244)		(76)		(82)
Miscellaneous income, net(1)		(859)		(2,041)		(238)		(297)
	Rs.	(1,893)	Rs.	(3,543)	Rs.	(439)	Rs.	(967)

(1)	Miscellaneous income during the nine months ended December 31, 2023 includes:

•	Rs.984 recognized pursuant to a settlement of product related litigation by the Company and its affiliates in the United Kingdom; and

•	Rs.540 recognized pursuant to a settlement agreement with Janssen Group, in settlement of the claim brought in the Federal Court of Canada by the Company and its affiliates for damages under section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to the Company’s ANDS for a generic version of Zytiga® (Abiraterone).

24

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

17.	Finance income/ (expense), net

Finance income/ (expense), net consists of the following:

	For the nine months ended December 31,				For the three months ended December 31,
	2024		2023		2024		2023
Interest income	Rs.	2,113	Rs.	1,631	Rs.	704	Rs.	583
Fair value changes and profit on sale of financial instruments measured at FVTPL, net		2,835		2,367		590		840
Foreign exchange gain/(loss), net		(403)		92		(496)		(66)
Finance income (A)	Rs.	4,545	Rs.	4,090	Rs.	798	Rs.	1,357
Interest expense		(2,173)		(1,118)		(818)		(394)
Finance expense (B)	Rs.	(2,173)	Rs.	(1,118)	Rs.	(818)	Rs.	(394)
Finance income/(expense), net [(A)+(B)]	Rs.	2,372	Rs.	2,972	Rs.	(20)	Rs.	963

18.	Income taxes

Income tax expense is recognized based on the Company’s best estimate of the average annual effective income tax rate for the fiscal year applied to the pre-tax income of the interim period. The average annual effective income tax rate is determined for each taxing jurisdiction and applied individually to the interim period pre-tax income of each jurisdiction. The difference between the estimated average annual income tax rate and the enacted tax rate is accounted for by a number of factors, including the effect of differences between Indian and foreign tax rates, expenses that are not deductible for tax purposes, income exempted from income taxes, and effects of changes in tax laws and rates.

	For the nine months ended December 31,				For the three months ended December 31,
	2024		2023		2024		2023
Effective tax rate		27.07%		23.7%		25.10%		24.5%
Tax expense	Rs.	15,357	Rs.	13,240	Rs.	4,704	Rs.	4,468
Tax (benefit)/expense recognized directly in the OCI	Rs.	(172)	Rs.	(69)	Rs.	(162)	Rs.	(78)

The Company’s effective tax rates for the nine months ended December 31, 2024 was higher as compared to the nine months ended December 31, 2023. This increase was primarily on account of:

•	the reversal of a previously recognized deferred tax asset on indexation of land, consequent to amendments made pursuant to the Finance Act (No.2) 2024 to the Income Tax Act, 1961 in India;

•	an increase in the proportion of the Company’s profits coming from higher tax jurisdictions and a decrease in the proportion of profits from lower tax jurisdictions for the period ended December 31, 2024, as compared to the period ended December 31, 2023; and

•	the recognition of a previously unrecognized deferred tax asset on operating tax losses, primarily pertaining to Dr. Reddy’s Laboratories SA, Switzerland, during the nine months ended December 31, 2023.

The Company’s effective tax rates for the three months ended December 31, 2024 was higher as compared to the three months ended December 31, 2023, was primarily on account of;

•	the recognition of a previously unrecognized deferred tax asset on operating tax losses, primarily pertaining to Dr. Reddy’s Laboratories SA, Switzerland, during the three months ended December 31, 2023.

Tax (benefits)/expenses recognized directly in the OCI primarily relates to tax effects on the changes in fair value of cash flow hedges.

25

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

19.	Nature of expense

The following table shows supplemental information related to certain “nature of expense” items for the three and nine months ended December 31, 2024 and 2023:

	For the nine months ended December 31,				For the three months ended December 31,
Depreciation	2024		2023		2024		2023
Cost of revenues	Rs.	5,320	Rs.	4,963	Rs.	1,841	Rs.	1,679
Selling, general and administrative expenses		1,588		1,384		555		471
Research and development expenses		962		808		337		287
	Rs.	7,870	Rs.	7,155	Rs.	2,733	Rs.	2,437

	For the nine months ended December 31,				For the three months ended December 31,
Amortization	2024		2023		2024		2023
Cost of revenues	Rs.	-	Rs.	-	Rs.		Rs.	-
Selling, general and administrative expenses		4,596		3,951		1,972		1,325
Research and development expenses		38		22		14		7
	Rs.	4,634	Rs.	3,973	Rs.	1,986	Rs.	1,332

	For the nine months ended December 31,				For the three months ended December 31,
Employee benefits	2024		2023		2024		2023
Cost of revenues	Rs.	11,591	Rs.	11,476	Rs.	3,787	Rs.	3,642
Selling, general and administrative expenses		25,313		21,585		8,298		7,586
Research and development expenses		4,890		4,403		1,580		1,536
	Rs.	41,794	Rs.	37,464	Rs.	13,665	Rs.	12,764

20.	Employee benefit plans

Gratuity benefits provided by the parent company

In accordance with applicable Indian laws, the Company has a defined benefit plan which provides for gratuity payments (the “Gratuity Plan”) and covers certain categories of employees in India. The Gratuity Plan provides a lump sum gratuity payment to eligible employees at retirement or termination of their employment. The amount of the payment is based on the respective employee’s last drawn salary and the years of employment with the Company. Effective September 1, 1999, the Company established the Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”) to fund the Gratuity Plan. Liabilities in respect of the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. The liability/(asset) recorded by the parent company towards this obligation was Rs.71 and Rs.340 as of December 31, 2024 and March 31, 2024, respectively.

Compensated absences

The Company provides for accumulation of compensated absences by certain categories of its employees. These employees can carry forward a portion of the unutilized compensated absences and utilize them in future periods or receive cash in lieu thereof as per the Company’s policy. The Company records a liability for compensated absences in the period in which the employee renders the services that increases this entitlement. The total liability recorded by the Company towards this obligation was Rs.1,123 and Rs.1,205 as of December 31, 2024 and March 31, 2024, respectively.

26

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

21.	Share-based payments

Pursuant to the special resolutions approved by the shareholders in the Annual General Meetings held on September 24, 2001, on July 27, 2005, and on July 27, 2018 respectively, the Company instituted the Dr. Reddy’s Employees Stock Option Scheme, 2002 (the “DRL 2002 Plan”), the Dr. Reddy’s Employees ADR Stock Option Scheme, 2007 (the “DRL 2007 Plan”), and Dr. Reddy’s Employees Stock Option Scheme, 2018 (the “DRL 2018 Plan”), respectively, each of which allows for grants of stock options to eligible employees.

Grants under Stock Incentive Plans

The terms and conditions of the grants made during the nine months ended December 31, 2024 under the above plans were as follows:

Particular	Grant Date	Number of instruments(1)	Exercise price(1)		Vesting period	Contractual life
DRL 2007 Plan	May 6, 2024	272,310	Rs.	1,270.00	3 years	5 years
DRL 2018 Plan	May 6, 2024	16,050	Rs.	1,270.00	1 to 3 years	5 years
DRL 2018 Plan	May 6, 2024	685,800	Rs.	1,270.00	3 years	5 years
DRL 2018 Plan	November 4, 2024	4,820	Rs.	1,274.00	1 to 4 years	5 years

The terms and conditions of the grants made during the nine months ended December 31, 2023 under the above plans were as follows:

Particulars	Grant Date	Number of instruments(1)	Exercise price(1)		Vesting period	Contractual life
DRL 2007 Plan	May 9, 2023	393,900	Rs.	981.40	3 years	5 years
DRL 2018 Plan	May 9, 2023	788,995	Rs.	981.40	3 years	5 years
DRL 2018 Plan	May 9, 2023	10,220	Rs.	981.40	1 to 4 years	5 years
DRL 2007 Plan	October 26, 2023	27,630	Rs.	1,102.80	1 to 3 years	5 years
DRL 2018 Plan	October 26, 2023	9,100	Rs.	1,102.80	1 to 4 years	5 years

(1)	After the October 2024 stock split (refer to Note 14 above for details), the number of equity shares issuable upon the exercise of each stock option vested and unvested, which are not exercised as on the record date (i.e., October 28, 2024) is sub-divided into five shares and the exercise price was proportionally adjusted.

The fair value of services received in return for stock options granted to employees is measured by reference to the fair value of stock options granted. The fair value of stock options has been measured using the Black-Scholes-Merton valuation model at the date of the grant. The expected term of an option (its “option life”) is estimated based on the vesting term and contractual term.

The weighted average inputs used in computing the fair value of such grants were as follows:

	November 4, 2024		May 6, 2024		May 6, 2024
Expected volatility		23.89%		24.65%		25.47%
Exercise price	Rs.	1,274.00	Rs.	1,270.00	Rs.	1,270.00
Option life		5.0 Years		4.5 Years		5.5 Years
Risk-free interest rate		6.79%		7.18%		7.19%
Expected dividends		0.63%		0.64%		0.64%
Grant date share price	Rs.	1,268.00	Rs.	1,258.60	Rs.	1,258.60

	October 26, 2023		October 26, 2023		May 9, 2023		May 9, 2023
Expected volatility		25.75%		26.12%		26.95%		27.15%
Exercise price	Rs.	1,102.80	Rs.	1,102.80	Rs.	981.40	Rs.	981.40
Option life		4.5 Years		5 Years		5.0 Years		5.5 Years
Risk-free interest rate		7.38%		7.39%		7.01%		7.02%
Expected dividends		0.74%		0.74%		0.81%		0.81%
Grant date share price	Rs.	1,084.40	Rs.	1,084.40	Rs.	986.60	Rs.	986.60

27

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

21.	Share based payments (continued)

Share-based payment expense

	For the nine months ended December 31,				For the three months ended December 31,
	2024		2023		2024		2023
Equity settled share-based payment expense(1)	Rs.	311	Rs.	310	Rs.	103	Rs.	99
Cash settled share-based payment expense(2)		399		303		149		97
	Rs.	710	Rs.	613	Rs.	252	Rs.	196

(1)	As of December 31, 2024 and 2023, there was Rs.520 and Rs.562, respectively, of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 1.81 years and 1.86 years, respectively.

(2)	Certain of the Company’s employees are eligible to receive share based payment awards that are settled in cash. These awards vest only upon satisfaction of certain service conditions which range from 1 to 4 years. A category of these awards are also linked to the overall performance of the Company. These awards entitle the employees to a cash payment on the vesting date. The amount of the cash payment is determined based on the share price of the Company at the time of vesting. As of December 31, 2024 and 2023, there was Rs.891 and Rs.532, respectively, of total unrecognized compensation cost related to unvested awards. This cost is expected to be recognized over a weighted-average period of 1.59 years and 1.95 years, respectively. This scheme does not involve dealing in or subscribing to or purchasing securities of the Company, directly or indirectly.

28

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

22.	Related parties

The Company has entered into transactions with the following related parties:

Enterprises over which key management personnel have control or significant influence

•	Green Park Hotel and Resorts Limited for hotel services;
•	Green Park Hospitality Services Private Limited for catering and other services;
•	Dr. Reddy’s Foundation towards contributions for social development;
•	Indus Projects Private Limited for engineering services relating to civil works;
•	Dr. Reddy’s Institute of Life Sciences for research and development services;
•	Stamlo Industries Limited for hotel services; and
•	Iosynth Labs Private Limited for research and development services.

Joint Venture and Associates

•	Kunshan Rotam Reddy Pharmaceuticals Company Limited for sales of goods, for research and development services and for dividend income received;
•	O2 Renewable Energy IX Private Limited for an investment;
•	Clean Renewable Energy KK2A Private Limited for an investment; and
•	DRES Energy Private Limited for the purchase of solar power and lease rentals received.

“Key management personnel” (“KMP”) consists of the Company’s Directors and members of the Company’s Management Council. The Company has also entered into cancellable operating lease transactions with key management personnel and close members of their families.

Further, the Company contributes to the Dr. Reddy’s Laboratories Gratuity Fund, which maintains the plan assets of the Company’s Gratuity Plan for the benefit of its employees. See Note 20 of these interim financial statements for information on transactions between the Company and the Gratuity Fund.

The following is a summary of significant related party transactions:

	For the nine months ended December 31,				For the three months ended December 31,
	2024		2023		2024			2023
Transactions with relatives of KMP or enterprises over which KMP have control or significant influence
Catering expenses paid	Rs.	358	Rs.	293	Rs.	121		Rs.	102
Civil works		260		8		91			2
Contributions towards social development		386		425		95			142
Research and development services received		161		106		44			40
Hotel expenses paid		41		22		12			6
Facility management services paid		33		33		11			11
Lease rentals paid		29		28		10			10
Salaries to relatives of key management personnel		16		12		6			3
Lease rentals received		1		1		-	*		-
Transactions with Joint Ventures and Associates
Investment in O2 Renewable Energy IX Private Limited		296		12		-			12
Dividend income		-		445		-			-
Purchase of solar power		102		109		35			27
Investment in Clean Renewable Energy KK2A Private Limited		21		-		-			-
Sale of goods		26		13		22			13
Research and development services provided		-		42		-			42
Others		-		1		-			1

* Rounded to the nearest million.

29

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

22.	Related parties (Continued)

The Company had the following amounts due from related parties as of the following dates:

	As of
	December 31, 2024			March 31, 2024
Kunshan Rotam Reddy Pharmaceuticals Company Limited	Rs.	26		Rs.	49
DRES Energy Private Limited		-	*		-
Key management personnel and close members of their families		8			8

* Rounded to the nearest million.

The Company had the following amounts due to related parties as of the following dates:

	As of
	December 31, 2024			March 31, 2024
Indus Projects Private Limited	Rs.	38		Rs.	4
Dr. Reddy’s Foundation		16			-
DRES Energy Private Limited		-			14
Green Park Hospitality Services Private Limited		5			4
Stamlo Industries Limited		-	*		1
Dr. Reddy’s Institute of Life Sciences		2			-
Other related parties		-	*		1

* Rounded to the nearest million.

The following table describes the components of compensation paid or payable to key management personnel for the services rendered during the applicable period:

	For the nine months ended December 31,				For the three months ended December 31,
	2024		2023		2024		2023
Salaries and other benefits	Rs.	459	Rs.	410	Rs.	123	Rs.	132
Commission		504		566		176		192
Share-based payments expense		135		137		45		46
Contributions to defined contribution plans		27		27		9		9
	Rs.	1,112	Rs.	1,140	Rs.	340	Rs.	379

Some of the key management personnel of the Company are also covered under the Company’s Gratuity Plan along with the other employees of the Company. Proportionate amounts of gratuity accrued under the Company’s Gratuity Plan have not been separately computed or included in the above disclosure.

30

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

23.	Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments as of December 31, 2024 and March 31, 2024 were as follows:

		As of December 31, 2024				As of March 31, 2024
	Category	Total carrying value		Total fair value		Total carrying value		Total fair value
Assets:
Cash and cash equivalents	Amortized cost	Rs.	13,032	Rs.	13,032	Rs.	7,107	Rs.	7,107
Other investments	Refer to Note 5		51,166		51,166		75,422		75,422
Trade and other receivables	Amortized cost		92,212		92,212		80,298		80,298
Derivative financial assets	FVTPL		502		502		169		169
Other assets(1)	Amortized cost		3,946		3,946		3,594		3,594
Total		Rs.	160,858	Rs.	160,858	Rs.	166,590	Rs.	166,590
Liabilities:
Trade and other payables	Amortized cost	Rs.	36,022	Rs.	36,022	Rs.	30,919	Rs.	30,919
Derivative financial liabilities	FVTPL		1,821		1,821		468		468
Long-term borrowings	Amortized cost		8,685		8,685		7,297		7,297
Short-term borrowings	Amortized cost		42,400		42,400		12,723		12,723
Other liabilities and provisions(2)	See below discussion in this Note 23		33,007		33,007		30,575		30,575
Total		Rs.	121,935	Rs.	121,935	Rs.	81,982	Rs.	81,982

(1)	Other assets that are not financial assets (such as receivables from statutory authorities, government incentives receivable, prepaid expenses, advances paid and certain other receivables) of Rs.26,164 and Rs.20,598 as of December 31, 2024 and March 31, 2024, respectively, are not included.

(2)	Other liabilities and provisions that are not financial liabilities (such as statutory dues payable, deferred revenue, advances from customers and certain other accruals) of Rs.20,658 and Rs.21,735 as of December 31, 2024 and March 31, 2024, respectively, are not included.

Other liabilities and provisions includes amounts measured at amortized cost of Rs.28,226 and Rs.30,388 as of December 31, 2024 and March 31, 2024, respectively, and contingent consideration measured at FVTPL of Rs.4,781 and Rs.194 as of December 31, 2024 and March 31, 2024, respectively.

For trade receivables, trade payables, other assets and other liabilities maturing within one year from the reporting date, the carrying amounts approximate fair value due to the short maturity of these instruments.

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of December 31, 2024:

Particulars	Level 1		Level 2		Level 3		Total
FVTPL - Financial asset - Investments in units of mutual funds	Rs.	29,217	Rs.	-	Rs.	-	Rs.	29,217
FVTPL - Financial asset - Investment in limited liability partnership firms(2)		-		-		1,026		1,026
FVTPL - Financial asset - Investments in equity securities		82		-		1		83
FVTPL – Financial asset – Investments in others		-		-		177		177
FVTOCI - Financial asset - Investments in equity securities		71		-		-		71
Derivative financial instruments – net loss on outstanding foreign exchange forward, option and swap contracts(1)		-		(1,319)		-		(1,319)
FVTPL – Financial liability – contingent consideration		-		-		(4,781)		(4,781)

31

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

23.	Financial instruments (continued)

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2024:

Particulars	Level 1		Level 2		Level 3		Total
FVTPL - Financial asset - Investments in units of mutual funds	Rs.	40,597	Rs.	-	Rs.	-	Rs.	40,597
FVTPL - Financial asset - Investment in limited liability partnership firm(2)		-		-		644		644
FVTPL - Financial asset - Investments in equity securities		135		-		1		136
FVTPL – Financial asset – Investments in others		-		-		166		166
FVTOCI - Financial asset - Investments in equity securities		249		-		-		249
Derivative financial instruments – net loss on outstanding foreign exchange forward, option and swap contracts (1)		-		(299)		-		(299)
FVTPL – Financial liability – contingent consideration		-		-		(194)		(194)

(1)	The Company enters into derivative financial instruments with various counterparties, principally financial institutions and banks. Derivatives are valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward option and swap contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black-Scholes-Merton models (for option valuation), using present value calculations. The models incorporate various inputs including foreign exchange forward rates, interest rate curves and forward rate curves.
(2)	Fair value of these instruments is determined based on an independent valuation report, which considers the net asset value method.

As of December 31, 2024 and March 31, 2024, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

Hedges of foreign currency exchange rate risks

The Company is exposed to exchange rate risk which arises from its foreign exchange revenues and expenses (primarily in U.S. dollars, U.K. pounds sterling, Russian roubles, Brazilian reals, Swiss francs, South African rands, Kazakhstan tenges, Romanian new leus, Australian dollars, Euros, Thai bahts, Chilean pesos, Colombian pesos and Brazilian reals) and its foreign currency debt (in Russian roubles, Mexican pesos and Brazilian reals).

The Company uses foreign exchange forward contracts, option contracts and swap contracts (derivative financial instruments) to mitigate its risk of changes in foreign currency exchange rates. The Company also uses non-derivative financial instruments such as borrowings as part of its foreign currency exposure risk mitigation strategy.

Details of gain/(loss) recognized in respect of derivative contracts

The following table presents details in respect of the gain/(loss) recognized in respect of derivative contracts to hedge highly probable forecast transactions during the applicable period ended:

	For the nine months ended December 31,				For the three months ended December 31,
	2024		2023		2024		2023
Net loss recognized in finance costs in respect of foreign exchange derivative contracts	Rs.	555	Rs.	-	Rs.	(35)	Rs.	(69)
Net (loss)/gain recognized in OCI in respect of hedges of highly probable forecast transactions ( refer to Note 27.A)		1,522		(279)		(676)		(395)
Net (loss)/gain reclassified from OCI and recognized as component of revenue upon occurrence of forecasted transaction		(19)		1,238		105		307

The net carrying amount of the Company’s “hedging reserve” as a component of equity before adjusting for tax impact was a loss of Rs.766 as of December 31, 2024, as compared to a loss of Rs.91 as of March 31, 2024.

32

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

24.	Contingencies

The Company is involved in disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings (collectively, “Legal Proceedings”), including patent and commercial matters that arise from time to time in the ordinary course of business. Most of the claims involve complex issues. Often, these issues are subject to uncertainties and therefore the probability of a loss, if any, being sustained and an estimate of the amount of any loss is often difficult to ascertain. Consequently, for a majority of these claims, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. This is due to a number of factors, including: the stage of the proceedings (in many cases trial dates have not been set) and the overall length and extent of pre-trial discovery; the entitlement of the parties to an action to appeal a decision; clarity as to theories of liability; damages and governing law; uncertainties in timing of litigation; and the possible need for further legal proceedings to establish the appropriate amount of damages, if any. In these cases, the Company, based on internal and external legal advice, assesses the need to make a provision or discloses information with respect to the nature and facts of the case. The Company also believes that disclosure of the amount sought by plaintiffs, if that is known, would not be meaningful with respect to those legal proceedings.

Although there can be no assurance regarding the outcome of any of the Legal Proceedings referred to in this Note, the Company does not expect them to have a materially adverse effect on its financial position, results of operations or cash flows, as it believes that the likelihood of loss in excess of amounts accrued (if any) is not probable. However, if one or more of such Legal Proceedings were to result in judgments against the Company, such judgments could be material to its results of operations or cash flows in a given period.

Note 32 to the Consolidated Financial Statements in the Company’s Annual Report on Form 20-F for the year ended March 31, 2024 contains a summary of significant Legal Proceedings. The following is a summary, as of the date of this quarterly report, of significant developments in those proceedings as well as any new significant proceedings commenced since the date such Annual Report on Form 20-F was filed.

Product and patent related matters

Matters relating to National Pharmaceutical Pricing Authority

Norfloxacin, India litigation

The Company manufactures and distributes Norfloxacin, a formulations product, and in limited quantities, the active pharmaceutical ingredient norfloxacin. Under the Drugs (Prices Control) Order (the “DPCO”), the National Pharmaceutical Pricing Authority (the “NPPA”) established by the Government of India had the authority to designate a pharmaceutical product as a “specified product” and fix the maximum selling price for such product. In 1995, the NPPA issued a notification and designated Norfloxacin as a “specified product” and fixed the maximum selling price. In 1996, the Company filed a statutory Form III before the NPPA for the upward revision of the maximum selling price and a writ petition in the Andhra Pradesh High Court (the “High Court”) challenging the validity of the designation on the grounds that the applicable rules of the DPCO were not complied with while fixing the maximum selling price. The High Court had previously granted an interim order in favour of the Company; however, it subsequently dismissed the case in April 2004.

The Company filed a review petition in the High Court in April 2004 which was also dismissed by the High Court in October 2004. Subsequently, the Company appealed to the Supreme Court of India, New Delhi (the “Supreme Court”) by filing a Special Leave Petition.

During the year ended March 31, 2006, the Company received a notice from the NPPA demanding the recovery of the price charged by the Company for sales of Norfloxacin in excess of the maximum selling price fixed by the NPPA, which was Rs.285 including interest.

The Company filed a writ petition in the High Court challenging this demand order. The High Court admitted the writ petition and granted an interim order, directing the Company to deposit 50% of the principal amount claimed by the NPPA, which was Rs.77. The Company deposited this amount with the NPPA in November 2005. In February 2008, the High Court directed the Company to deposit an additional amount of Rs.30, which was deposited by the Company in March 2008. In November 2010, the High Court allowed the Company’s application to include additional legal grounds that the Company believed strengthened its defence against the demand.

For example, the Company added as grounds that trade margins should not be included in the computation of amounts overcharged, and that it was necessary for the NPPA to set the active pharmaceutical ingredient price before the process of determining the ceiling on the formulation price. In October 2013, the Company filed an additional writ petition before the Supreme Court challenging the inclusion of Norfloxacin as a “specified product” under the DPCO. In January 2015, the NPPA filed a counter affidavit stating that the inclusion of Norfloxacin was based upon the recommendation of a committee consisting of experts in the field. On July 20, 2016, the Supreme Court remanded the matters concerning the inclusion of Norfloxacin as a “specified product” under the DPCO back to the High Court for further proceedings. During the three months ended September 30, 2016, the Supreme Court dismissed the Special Leave Petition pertaining to the fixing of prices for Norfloxacin formulations.

33

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

24.	Contingencies (Continued)

Product and patent related matters

Matters relating to National Pharmaceutical Pricing Authority

Norfloxacin, India litigation

During the three months ended December 31, 2016, a writ petition pertaining to Norfloxacin was filed by the Company with the Delhi High Court. In addition, the Company has filed writ petitions challenging the inclusion and designation of Theophylline/Doxofylline, Cloxacillin and Ciprofloxacin as “specified products” under the DPCO and the related demand notices issued thereunder. These matters were consolidated with the Norfloxacin matter and have been adjourned to March 18, 2025 for hearing.

Based on its best estimate, the Company has recorded a provision for potential liability for sale proceeds in excess of the notified selling prices, including the interest thereon, and believes that the likelihood of any further liability that may arise on account of penalties pursuant to this litigation is not probable.

Litigation relating to Cardiovascular and Anti-diabetic formulations

In July 2014, the NPPA, pursuant to the guidelines issued in May 2014 and the powers granted by the Government of India under the Drugs (Price Control) Order, 2013, issued certain notifications regulating the prices for 108 formulations in the cardiovascular and antidiabetic therapeutic areas. The Indian Pharmaceutical Alliance (“IPA”), in which the Company is a member, filed a writ petition in the Bombay High Court challenging the notifications issued by the NPPA on the grounds that they were ultra vires, ex facie and ab initio void. The Bombay High Court issued an order to stay the writ in July 2014. On September 26, 2016, the Bombay High Court dismissed the writ petition filed by the IPA and upheld the validity of the notifications/orders passed by the NPPA in July 2014. Further, on October 25, 2016, the IPA filed a Special Leave Petition with the Supreme Court, which was dismissed by the Supreme Court.

During the three months ended December 31, 2016, the NPPA issued show-cause notices relating to allegations that the Company exceeded the notified maximum prices for 11 of its products. The Company has responded to these notices.

Matters relating to National Pharmaceutical Pricing Authority

Litigation relating to Cardiovascular and Anti-diabetic formulations

In July 2014, the NPPA, pursuant to the guidelines issued in May 2014 and the powers granted by the Government of India under the Drugs (Price Control) Order, 2013, issued certain notifications regulating the prices for 108 formulations in the cardiovascular and antidiabetic therapeutic areas. The Indian Pharmaceutical Alliance (“IPA”), in which the Company is a member, filed a writ petition in the Bombay High Court challenging the notifications issued by the NPPA on the grounds that they were ultra vires, ex facie and ab initio void. The Bombay High Court issued an order to stay the writ in July 2014. On September 26, 2016, the Bombay High Court dismissed the writ petition filed by the IPA and upheld the validity of the notifications/orders passed by the NPPA in July 2014. Further, on October 25, 2016, the IPA filed a Special Leave Petition with the Supreme Court, which was dismissed by the Supreme Court.

During the three months ended December 31, 2016, the NPPA issued show-cause notices relating to allegations that the Company exceeded the notified maximum prices for 11 of its products. The Company has responded to these notices.

On March 20, 2017, the IPA filed an application before the Bombay High Court for the recall of the judgment of the Bombay High Court dated September 26, 2016. This recall application filed by the IPA was dismissed by the Bombay High Court on October 4, 2017. Further, on December 13, 2017, the IPA filed a Special Leave Petition with the Supreme Court for the recall of the judgment of the Bombay High Court dated October 4, 2017, which was dismissed by Supreme Court on January 10, 2018.

During the three months ended March 31, 2017, the NPPA issued notices to the Company demanding payments relating to the foregoing products for the allegedly overcharged amounts, along with interest. On July 13, 2017, in response to a writ petition which the Company had filed, the Delhi High Court set aside all the demand notices of the NPPA and directed the NPPA to provide a personal hearing to the Company and pass a speaking order. A personal hearing in this regard was held on July 21, 2017. On July 27, 2017, the NPPA passed a speaking order along with the demand notice directing the Company to pay an amount of Rs.776. On August 3, 2017, the Company filed a writ petition challenging the speaking order and the demand notice. Upon hearing the matter on August 8, 2017, the Delhi High Court stayed the operation of the demand order and directed the Company to deposit Rs.100 and furnish a bank guarantee for Rs.676. Pursuant to the order, the Company deposited Rs.100 on September 13, 2017 and submitted a bank guarantee of Rs.676 dated September 15, 2017 to the Registrar General, Delhi High Court. On November 22, 2017, the Delhi High Court directed the Union of India to file a final counter affidavit within six weeks, subsequent to which the Company could file a rejoinder. On May 10, 2018, the counter affidavit was filed by the Union of India. The Company subsequently filed a rejoinder and both were taken on record by the Delhi High Court. The matter has been adjourned to February 20, 2025 for hearing.

34

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

24.	Contingencies (Continued)

Product and patent related matters (Continued)

Matters relating to National Pharmaceutical Pricing Authority (Continued)

Litigation relating to Cardiovascular and Anti-diabetic formulations (continued)

Based on its best estimate, the Company has recorded a cumulative provision of Rs.469 (Rs.437 up to March 31, 2024) under “Selling, general and administrative expenses” as a potential liability for sale proceeds in excess of the notified selling prices, including the interest thereon, and believes that the likelihood of any further liability that may arise on account of penalties pursuant to this litigation is not probable.

However, if the Company is unsuccessful in such litigation, it will be required to remit the sale proceeds in excess of the notified selling prices to the Government of India with interest and could potentially include penalties, which amounts are not readily ascertainable.

Ranitidine recall and litigation

On October 1, 2019, the Company initiated a voluntary nationwide recall (at the retail level for over-the-counter products and at the consumer level for prescription products) of its generic ranitidine products sold in the United States due to the presence of N-Nitrosodimethylamine (“NDMA”) above levels established by the U.S.FDA. On April 1, 2020, the U.S.FDA requested manufacturers to withdraw all ranitidine products from the market immediately.

On February 6, 2020, the Judicial Panel for Multidistrict Litigation established MDL 2924, In re Zantac (Ranitidine) Products Liability Litigation in the United States District Court for the Southern District of Florida (the “MDL 2924”). Federal court cases, including personal injury lawsuits and putative class actions were transferred to the MDL 2924 and consolidated for pre-trial purposes. To date, the Company (and/or one or more of its affiliates) has been named as a defendant in more than 3,600 lawsuits in the MDL 2924.

On December 31, 2020, the MDL 2924 Court granted the generic manufacturers’ motion to dismiss all claims alleged against generic manufacturers in all the master complaints based on federal preemption. The plaintiffs’ failure-to-warn and design defect claims were dismissed with prejudice, but the Court permitted plaintiffs to amend their pleadings as to all other claims. Plaintiffs elected not to file an amended master complaint for the third-party payor class action. For all other remaining claims, plaintiffs filed amended master complaints. The defendants filed a second round of motions to dismiss on March 24, 2021. On July 8, 2021, the Court dismissed all remaining claims against the generic manufacturers with prejudice based on federal preemption. The MDL 2924 Court’s preemption rulings as to the generics were appealed in piecemeal fashion to the United States Court of Appeals for the 11th Circuit. On November 7, 2022, the 11th Circuit affirmed the dismissal of the third-party payor claims. All other appeals related to the generic defendants were stayed for many months in light of bankruptcy proceedings involving other defendants.

The brand manufacturers continued to litigate in the MDL 2924 following dismissal of the generic manufacturers. On December 6, 2022, the MDL 2924 Court entered an Order granting the brand defendants’ motions to exclude all plaintiffs’ expert witnesses and entering summary judgment in favor of the brand defendants as to all claims involving bladder, esophageal, gastric, liver, and pancreatic cancers (the “designated cancers”). The MDL 2924 Court then set a deadline of April 12, 2023 for plaintiffs to identify general causation experts as to any non-designated cancers. On May 15, 2023, the MDL 2924 Court entered summary judgment on the basis of Daubert as to all defendants (including generics) in all cases alleging designated cancers. On July 14, 2023, the MDL Court entered an Order dismissing all non-designated cancer cases with prejudice as to all defendants (including generics) based on plaintiffs’ failure to disclose experts. The MDL 2924 Court dismissed all economic loss class action cases on July 26, 2023 for lack of standing and granted summary judgment in defendants’ favor on the medical monitoring class action cases in light of Daubert.

The MDL 2924 Court’s Orders on Daubert and summary judgment did not apply to cases for which plaintiffs had already filed a Notice of Appeal because the MDL 2924 Court lacked jurisdiction over those cases. To streamline the appeals, the MDL Court issued an indicative ruling, finding that, if the 11th Circuit were to return jurisdiction to the MDL 2924 Court, the MDL 2924 Court would grant summary judgment in favor of the generic defendants based on Daubert. In light of the indicative ruling, the non-brand defendants asked the 11th Circuit to remand the pending appeals back to the MDL Court. On September 8, 2023, the 11th Circuit severed the bankrupt defendant entities and remanded all appeals of cases naming brands and generics (“mixed-use cases”). On September 26, 2023, the MDL 2924 Court entered Rule 58 final judgment in favor of all defendants as to all designated cancer cases. On November 14, 2023, the MDL 2924 Court entered Rule 58 final judgment in favor of all defendants in non-designated cancer cases. On December 26, 2023, the 11th Circuit consolidated the appeals arising from the MDL 2924 for disposition before the same panel. The Court ordered the parties to brief generic preemption separately, but on the same schedule with all the other issues on appeal. Plaintiffs filed their opening merits briefs on April 10, 2024. Defendants’ briefs were filed on July 25, 2024. Plaintiffs’ reply briefs were filed on November 8, 2024. A date for oral argument has not yet been set.

35

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

24.	Contingencies (continued)

Product and patent related matters (continued)

Ranitidine recall and litigation (continued)

Several ranitidine-related actions are currently pending against the Company in state courts. The New Mexico State Attorney General filed suit against the Company’s U.S. subsidiary and multiple other manufacturers and retailers asserting public nuisance and negligence claims. The court denied the generic defendants’ preemption motion to dismiss. Trial was scheduled for September 15, 2025, but the parties have requested a continuance. The City of Baltimore filed a similar public nuisance action, but the Maryland state court granted the generic defendants’ preemption motion to dismiss with prejudice. In January 2021, the Company was served in a Proposition 65 case filed by the Center for Environmental Health (“CFEH”) in the Superior Court of Alameda County, California. The Company and other defendants filed preemption demurrers and on May 7, 2021, the Court granted the generic manufacturer defendants’ demurrers without leave to amend. Plaintiff appealed that decision and lost in the appellate court. The Supreme Court of California denied plaintiff’s petition for review.

More than 360 plaintiffs filed suit against the Company in California, Illinois, New Jersey, New York, and Pennsylvania state courts. Generally, they alleged failure to warn, design defect, and negligence claims. The Company has been voluntarily dismissed from all cases filed against it in New Jersey, New York, and Pennsylvania. In Illinois, all cases alleging personal injuries from Zantac/ranitidine were consolidated for pre-trial purposes in Cook County. On August 17, 2023, the judge presiding over the consolidated Illinois state court proceedings granted the generic manufacturers’ motion to dismiss all claims in the Master Complaint with prejudice based on federal preemption. Plaintiffs filed an appeal in Valadez, the first ranitidine case to go to trial. In Valadez, the plaintiffs did not appeal the defense verdict in favor of the brands, but they did appeal the pre-trial dismissal of the generic defendants on preemption grounds. The defendants’ merits brief in Valadez is due on February 17, 2025. Separately, plaintiffs filed a Rule 304(a) motion seeking an interlocutory appeal of Judge Trevino’s preemption decision as to the generics in all Illinois state court cases. The generic defendants’ response to the Rule 304(a) motion was filed on January 22, 2025. In California, the Company was named in approximately 214 cases. All the California cases were transferred to the existing Judicial Council Coordination Proceedings (“JCCP”) in Alameda County.

After multiple rounds of demurrers on preemption, the JCCP Court allowed several of plaintiffs’ claims to proceed against generic manufacturers, including negligent storage and transportation, negligent product containers, failure to warn the U.S.FDA through adverse event reporting, and manufacturing defect. On December 23, 2024, DRL and plaintiffs’ counsel executed a confidential master settlement agreement to resolve the California cases pending against the Company.

The Company believes that all of the aforesaid complaints and asserted claims are without merit and it denies any wrongdoing and intends to vigorously defend itself against the allegations. Any liability that may arise on account of these claims is unascertainable at this time. Accordingly, no provision was made in these interim financial statements.

Class Action under the Canadian Competition Act filed in Federal Court in Toronto, Canada

On June 3, 2020, a Class Action Statement of Claim was filed by an individual consumer in Federal Court in Toronto, Canada, against the Company’s U.S. and Canadian subsidiaries and 52 other generic drug companies. The Statement of Claim alleges an industry-wide, overarching conspiracy to violate Sections 45 and 46 of the Canadian Competition Act by conspiring to allocate the market, fix prices, and maintain the supply of generic drugs in Canada. The action is brought on behalf of a class of all persons, from January 1, 2012 to the present, who purchased generic drugs in the private sector. The Statement of Claim states that it seeks damages against all defendants on a joint and several basis, attorney’s fees and costs of investigation and prosecution. An Amended Statement of Claim was served on the Company’s U.S. and Canadian subsidiaries on January 15, 2021 and added an additional 20 generic drug companies. The Amended Statement of Claim also removed the identification of defendant companies with conspiracy allegations regarding specific generic drugs and alleges a conspiracy to allocate the North America Market as to all generic drugs in Canada. A Second Fresh as Amended Statement of Claim was served on the Company's U.S. and Canadian subsidiaries on August 24, 2022 and adds an additional 10 drug companies. The Second Fresh as Amended Statement of Claim reinstituted the identification of defendant companies with conspiracy allegations regarding specific generic drugs. On June 1, 2023, plaintiffs served and filed a Motion Record for Certification of the proposed class action. On January 15, 2024, the plaintiffs served and filed a Third Fresh as Amended Statement of Claim, clarifying the proposed class as including: consumers who purchased generic drugs at pharmacies; prescription drug plan holders or sponsors including employers, businesses, governments, and individual plan holders or sponsors; private insurers and insurance companies that purchase or reimburse for generic drugs; and corporate and other entities that purchase or reimburse for generic drugs in the private sector. It also clarifies the proposed class as excluding distributors, wholesalers, and pharmacies. On June 17, 2024, the plaintiffs served and filed a Supplementary Motion Record for Certification.

36

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

24.	Contingencies (continued)

Class Action under the Canadian Competition Act filed in Federal Court in Toronto, Canada (continued)

The Company’s and all defendants’ responding evidence to the certification motion was delivered on August 2, 2024. The plaintiffs’ reply evidence for the certification motion was delivered November 15, 2024. At the same time, the plaintiffs delivered a further amended claim (the Fourth Amended Statement of Claim), which advances new allegations representing a significant shift in the core conspiracy claim and theory of the case. In addition to the alleged market allocation conspiracy, the plaintiffs nowallege that the defendant generic drug manufacturers also conspired with pharmacies to “fix invoice prices for generic drugs in Canada at the maximum formulary price,” and that the defendants facilitated this alleged conspiracy through the use of “illegal and anticompetitive kickbacks” paid to pharmacies.

The certification motion previously set by the court for five days in the week of April 28, 2025 has been rescheduled to the week of June 9, 2025. Plaintiff’s counsel has agreed to adjourn that certification hearing to a later date, which has yet to be agreed-upon or set by the Court. It is currently anticipated that the defendants will deliver any sur-reply certification evidence by the end of April 2025, and that a new certification hearing date will be set for the last calendar quarter of 2025.

The Company believes that the asserted claims are without merit and intends to vigorously defend itself against the allegations. Any liability that may arise on account of this claim is unascertainable. Accordingly, no provision was made in these interim financial statements of the Company.

37

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

24.	Contingencies (continued)

Revlimid® Antitrust Litigation

In 2023 and 2024, three lawsuits were filed against Dr. Reddy’s Laboratories, Inc. (“DRL Inc.”) and/or Dr. Reddy’s Laboratories Ltd. (“DRL Ltd.” and together with DRL Inc., “DRL”), and three additional groups of plaintiffs sought to add DRL to their pending actions and/or through additional lawsuits, in federal court in New Jersey concerning the drug product Revlimid® and generic equivalents. Litigation has been pending in that court since at least 2019 by various plaintiffs asserting antitrust claims and similar claims against Celgene Corporation (“Celgene”) and Bristol-Myers Squibb Company (“BMS”) related to Revlimid®, In re Revlimid & Thalomid Purchaser Antitrust Litigation, C.A. No. 19-cv-07532 (D.N.J.) (“In re Revlimid action”). Starting in 2022, certain plaintiffs also filed lawsuits in this litigation against Teva Pharmaceuticals USA Inc. (“Teva”) and Natco Pharma Limited (“Natco”) as well. Then, in 2023, plaintiffs Mayo Clinic and LifePoint Corporate Services, General Partnership filed a complaint against DRL Inc. as well as defendants Celgene, BMS, Natco, and Teva (C.A. No. 23-cv-22321 (D.N.J.)). In a second lawsuit in 2023 (C.A. No. 23-cv-22117 (D.N.J.)), plaintiff Intermountain Health, Inc. filed a complaint against DRL Inc. and the same group of defendants Celgene, BMS, Natco, and Teva (Mayo Clinic, LifePoint Corporate Services, General Partnership, and Intermountain Health, Inc., together, the “Hospital Plaintiffs”). The Hospital Plaintiffs have subsequently added DRL Ltd. as a defendant to their lawsuits. In a third lawsuit, filed in 2024 (C.A. No. 24-cv-00379 (D.N.J.)), plaintiffs Walgreen Co., Kroger Specialty Pharmacy, Inc., and CVS Pharmacy Inc. (together, the “Retailer Plaintiffs”), who previously had sued Celgene, BMS, Natco, and Teva, filed an additional complaint against DRL Inc. and DRL Ltd. The Hospital Plaintiffs’ and Retailer Plaintiffs’ actions against DRL have been consolidated with the In re Revlimid action. Subsequently, through amended complaints, three additional groups of plaintiffs have sought to add DRL as a defendant in their already pending lawsuits previously consolidated into the In re Revlimid action. The first such plaintiff is United Healthcare Services, Inc. (“United”) (C.A. No. 20-cv-18531 (D.N.J.)). The second such group of plaintiffs is composed of Cigna Corp., Humana Inc., Blue Cross Blue Shield Association, Health Care Service Corporation, Blue Cross and Blue Shield of Florida, Inc., and Molina Healthcare, Inc. (C.A. Nos. 19-cv-07532 (D.N.J.), 21-cv-11686 (D.N.J.), 21-cv-10187 (D.N.J.), 21-cv-06668 (D.N.J.), and 22-cv-04561(D.N.J.)) (together, the “Insurer Plaintiffs”). The third such group of plaintiffs is composed of Jacksonville Police Officers and Fire Fighters Health Insurance Trust, Carpenters and Joiners Welfare Fund, Teamsters Local 237 Welfare Fund and Teamsters Local 237 Retirees’ Benefit Fund, and Teamsters Western Region and New Jersey Health Care Fund, who bring their claims on behalf of a purported class of end-payors of Revlimid® and generic equivalents (C.A. No. 22-cv-06694 (D.N.J.)) (the “EPP Plaintiffs”).

The allegations brought by the Hospital Plaintiffs, the Retailer Plaintiffs, United, the Insurer Plaintiffs, and the EPP Plaintiffs (collectively, “Plaintiffs”) against DRL in these cases are similar: they allege that the patent settlement agreement among DRL, Celgene and BMS concerning Revlimid® violated federal and state antitrust laws and state consumer protection laws by improperly delaying generic entry of Revlimid® through 2022 and then limiting generic competition of Revlimid® through 2026. The Plaintiffs’ claims against DRL are also substantially similar to the claims these plaintiffs have brought against defendants Celgene, BMS, Natco, and Teva.

Each of these lawsuits naming DRL as a defendant have been consolidated with the ongoing In re Revlimid action. A trial date has not yet been scheduled. On June 6, 2024, the court issued an order on the pending motions to dismiss filed by other defendants, in which the court dismissed all claims at issue in that motion, including claims challenging the patent settlement agreements. The order allowed plaintiffs to file amended complaints. On August 5, 2024, all Plaintiffs filed amended complaints, including the amended complaints filed by United, Insurer Plaintiffs, and EPP Plaintiffs, described above, which sought to add DRL as a defendant in those actions for the first time. On October 7, 2024, DRL and all other defendants to the In re Revlimid action filed motions to dismiss each of Plaintiffs’ lawsuits in their entirety. Those motions are pending, and discovery currently is stayed.

On December 16, 2024, several of the Insurer Plaintiffs also filed substantially similar complaints to those already pending in the In re Revlimid action against DRL, Natco, Teva, and AbbVie Inc. (C.A. Nos. 24-cv-11168 (D.N.J.); 24-cv-11169 (D.N.J.); 24-cv-11176 (D.N.J.); 24-cv-1121 (D.N.J.); 24-cv-11230 (D.N.J.)) (the “Standalone Actions”). On January 13, 2025, DRL and all other defendants to the Standalone Actions filed a letter requesting the court that they be allowed to brief a motion to dismiss the Standalone Actions, including for substantially the same reasons already briefed in the motion to dismiss the claims raised in the In re Revlimid action.

The Company intends to vigorously defend its positions. Any liability that may arise on account of this litigation is unascertainable. Accordingly, no provision has been made in these interim financial statements of the Company.

38

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

24.	Contingencies (continued)

Other matters

Internal Investigation

The Company received an anonymous complaint in September 2020, alleging that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. The Company disclosed the matter to the U.S. Department of Justice (“DOJ”), Securities and Exchange Commission (“SEC”) and Securities Exchange Board of India. The Company engaged a U.S. law firm to conduct an investigation at the instruction of a committee of the Company’s Board of Directors. On July 6, 2021, the Company received a subpoena from the SEC for the production of related documents, which were provided to the SEC.

The Company has continued to engage with the SEC and DOJ, including through submissions and presentations regarding the initial complaint and additional complaints relating to other markets, and in relation to its Global Compliance Framework, which includes enhancement initiatives undertaken by the Company, and the Company is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in government or regulatory enforcement actions against the Company in the United States and/or foreign jurisdictions and can also lead to civil and criminal sanctions under relevant laws, the outcomes, including liabilities, are not reasonably ascertainable at this time.

25.	Geopolitical Conflicts

The Company considered the uncertainties relating to the escalation of the conflicts in the middle east, and duration of the military conflict between Russia and Ukraine in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. The outcome of the conflict is difficult to predict, and it could have an adverse impact on the macroeconomic environment. Management has considered all potential impacts of the conflict including adherence to global sanctions and other restrictive measures against Russia and any retaliatory actions taken by Russia. For this purpose, the Company considered internal and external sources of information up to the date of approval of these interim financial statements.

The Company based on its judgments, estimates and assumptions expects to fully recover the carrying amount of receivables, inventory, goodwill, intangible assets, investments and other assets. Accordingly, during the nine months ended December 31, 2024, the impact of this conflict on the Company’s operations and financial condition was not material. The Company will continue to closely monitor any material changes to future economic conditions.

39

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

26.	Regulatory Inspection of facilities

Tabulated below are the details of the U.S. FDA inspections carried out at facilities of the Company:

Month and year	Unit	Details of observations
May 2024	Formulations manufacturing facilities {Vizag SEZ plant 1 (FTO VII) and Vizag SEZ plant 2 (FTO IX)} at Duvvada, Visakhapatnam, India	Two observations were noted in the U.S. FDA inspection. The Company responded to the observations on June 7, 2024. On August 11, 2024, an EIR was issued by the U.S. FDA indicating the closure of audit and the inspection of the facility was determined as Voluntary Action Indicated (“VAI”).
June 2024	API Srikakulam plant (Unit 6), Andhra Pradesh, India	Four observations were noted in the U.S. FDA inspection. The Company responded to the observations on June 30, 2024. On September 6, 2024, an EIR was issued by the U.S. FDA indicating the closure of audit and the inspection of the facility was determined as VAI.
August 2024	Formulations Srikakulam (SEZ) plant 1, Andhra Pradesh, India	There was a Pre-Approval Inspection of the site by the U.S. FDA and three observations were noted in the inspection.
September 2024	Integrated Product Development Organization (IPDO), Bachupally, Hyderabad, India	No observations noted. The Company is awaiting the EIR.
November 2024	API Bollaram (CTO Unit-II) plant, Telangana, Hyderabad, India	Seven observations were noted in the U.S. FDA inspection. The Company responded to the observations on December 11, 2024.

40

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

27.	Business Combination

A.	Business transfer agreement with Haleon:

On June 26, 2024, the Company entered into definitive agreement with Haleon UK Enterprises Limited (“Haleon”) to acquire Haleon’s global portfolio outside of the United States of consumer healthcare brands in the Nicotine Replacement Therapy category (the “NRT Business”) for a total consideration of up to Rs.56,121 (GBP 500) including earn-out consideration of up to Rs.4,714 (GBP 42). The acquisition was structured as has been entered by way of purchase of all of the shares in Northstar Switzerland SARL, a Haleon group company whose assets include intellectual property, employees, agreements with commercial manufacturing organization, marketing authorizations and other assets relating to the commercialization of four brands - Nicotinell (with extensive presence in Europe, Asia including Japan, and Latin America), Nicabate (in Australia), Thrive (in Canada), and Habitrol (in New Zealand and Canada) and is inclusive of all formats such as lozenge, patch, spray and/or gum in all applicable global markets outside of the United States.

Completion of this transaction was subject to satisfying closing conditions, including the completion of a certain reorganization by Haleon Group, and obtaining foreign direct investment approval in Sweden and merger control approvals in Brazil, Saudi Arabia and the United Arab Emirates.

The closing conditions were satisfied, and the transaction was completed on September 30, 2024 (the “acquisition date”).

Upon completion, the Company purchased 100% of the shares of NorthStar Switzerland SARL and paid Haleon an upfront cash payment of Rs.51,407 (GBP 458). Additional earn-out consideration of up to Rs.4,714 (GBP 42) is payable contingent upon achieving agreed-upon sales targets in calendar years 2024 and 2025, and meeting other parameters, bringing the total potential consideration to Rs.56,121 (GBP 500). The Company believes that the acquired business strengthens the Company’s position in global consumer healthcare OTC business.

The integration of the operations of the NRT Business into the Company will happen gradually in a phased approach between April 2025 and February 2026 until the local marketing authorizations for respective geographies are transferred in the Company’s name. During the transition period, Haleon Group will provide distribution and related services up to February 2026 across all markets.

The Company has accounted for the transaction under IFRS 3, “Business Combinations”.

Tabulated below is the provisional allocation of the purchase price as of the acquisition date:

Particulars	Amount
Purchase consideration
- upfront consideration	51,407
- earn-out contingent consideration (at fair value)	4,490
- cash flow hedge gain	(2,197)
Total consideration (A)	53,700
Identifiable assets acquired
Intangibles-IP rights of brands- Nicotinell, Nicabate, Thrive and Habitrol	54,920
Liabilities assumed
Deferred tax liabilities	(8,469)
Total identifiable net assets (B)	46,451
Goodwill (A) - (B)	7,249

Considering the size, complexity and timing of the acquisition, the Company is in the process of finalizing the fair values for certain acquired assets and assumed liabilities. Accordingly, the fair values disclosed are provisional as at September 30, 2024 based on facts that existed as at the date of the Acquisition. The allocation will be completed within 12 months of the acquisition.

41

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

27.	Business Combination (continued)

A.	Business transfer agreement with Haleon (continued):

Goodwill of Rs.7,249 (GBP 64.58) has been provisionally recognized, representing the excess of consideration paid above the provisional fair value of the acquired assets and liabilities. This goodwill primarily arises from a deferred tax liability recognized at acquisition, due to a difference between the fair value of the acquired brands and their corresponding tax base, and the value of further growth opportunities including expected synergies arising from the acquisition. This goodwill has been assigned to the Company’s Global Generics segment. The entire amount of goodwill and intangibles are not expected to be deductible for tax purposes.

The cash flow hedge gain of Rs.2,197 (GBP 19.57) represents the gain from a forward contract executed by the Company to hedge the foreign exchange exposure towards consideration paid in GBP. Upon maturity, the hedge gain was reclassified from the cash flow hedge reserves and has been adjusted in the consideration paid upon completion of the transaction.

Acquisition related costs amounting to Rs.1,017 and Rs.280 were recognized as expenses under “Selling, general and administrative expenses” in the interim consolidated income statement for the nine months ended December 31, 2024 and the year ended March 31, 2024, respectively.

The fair value of contingent consideration of Rs.4,490 (carrying value as at December 31, 2024: Rs.4,587) was estimated based on discounted cash flows technique, which considers the present value of the expected future earn-out payment discounted from their respective payment dates using a risk-adjusted discount rate. The significant unobservable inputs in the valuation is the estimated sales forecast. The Company has estimated that the prescribed sales target will be met. The Company has also estimated that any reasonably possible change in the sales for the calendar years 2024 and 2025 will not result in a material change in the fair value of the contingent consideration.

The amount of revenue and profit before tax (derived after amortization of NRT brands and integration expense) pertaining to the business acquired from Haleon since the acquisition date (i.e., September 30, 2024) was Rs.6,049 (GBP 56.3 million) and Rs. 1,240 ( GBP 11.3 million) respectively, during the three months ended December 31, 2024.

In calendar year 2023, the NRT business generated approximately GBP 217 in revenue for Haleon. Management believes it is not practicable to estimate the acquisition’s impact on the Company’s revenue and profit before tax for the current financial year to date as Haleon was not running it as a separate legal entity and the Company is setting up the business and integrating the functions. Consequently, no pro-forma information has been provided in the interim financial statements.

B.	Agreement with Nestlé India Limited

On April 25, 2024, the parent company entered into a definitive agreement with Nestlé India Limited (“Nestlé India”), for manufacturing, developing, promoting, marketing, selling, distributing, and commercializing nutraceutical products and supplements in India and other geographies as may be agreed by the parties. The aforesaid business activities are carried out through Dr. Reddy’s Nutraceuticals Limited (the “Nutraceuticals subsidiary”) which was incorporated on March 14, 2024. Subsequently, the Nutraceuticals subsidiary’s name was changed to Dr. Reddy’s and Nestlé Health Science Limited on June 13, 2024. This arrangement is strategically important for both companies as it allows them to combine their complementary strengths and expand their reach in the nutraceutical market.

The aforesaid definitive agreement was subject to certain closing conditions. The closing conditions were satisfied, and the transaction was completed on August 1, 2024.

Following the closing, Nestlé India and the parent company contributed subscription amounts of Rs.7,056 and Rs.7,344 respectively, to the Nutraceuticals subsidiary. After giving effect to such infusion of subscription amounts:

a.	Nestlé India was issued shares of the Nutraceuticals subsidiary, representing a 49% ownership stake. The parent company holds the remaining 51% of the Nutraceuticals subsidiary. Further, Nestlé India has a call option to increase their shareholding to up to 60% after six years from the closing date for a purchase price based on fair market value;

b.	the Nutraceuticals subsidiary acquired the licenses to nutraceutical products and a supplements portfolio from Nestlé India along with employees for a cash consideration of Rs.2,231. Additionally, a royalty is payable to Nestlé India at 4.5% of post-closing net sales that are based upon the licensed rights; and

42

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

27.	Business Combination (continued)

B.	Agreement with Nestlé India Limited (continued):

c.	the parent company transferred its nutraceuticals and supplements portfolio along with employees to the Nutraceuticals subsidiary for cash consideration of Rs.8,217. As this represents a transaction with a subsidiary under the control of the parent company, the transfer of nutraceuticals and supplements business by the parent company to the Nutraceuticals subsidiary has been eliminated in these interim financial statements.

The parent company has accounted for the transaction pertaining to the acquisition from Nestlé India under IFRS 3, “Business Combinations”.

The parent company completed the purchase price allocation for this acquisition. Tabulated below are the fair values of the assets acquired, including goodwill, and liabilities assumed on the acquisition date:

Particulars	Amount
Purchase consideration (A)	2,231
Property, Plant and Equipment and other assets	42
Product licenses	1,976
Distribution network	6
Assets acquired (B)	2,024
Goodwill (A-B)	207

Goodwill of Rs.207 has been recognized in connection with this acquisition, representing the excess of consideration transferred over the fair values of the net identifiable assets acquired. The goodwill is attributable to new growth opportunities, workforce and synergies of the combined business operations, and it is not expected to be deductible for tax purposes. The amount of revenue included in the interim consolidated income statements since August 1, 2024 pertaining to the business acquired from Nestlé India was Rs.209 and Rs.327, during the three months and nine months ended December 31, 2024, respectively.

No pro-forma information is disclosed in these interim financial statements, as the impact of this acquisition on these interim financial statements is not material.

The associated acquisition costs were not material and have been charged to the income statement when incurred.

Non-Controlling interest:

Nestlé India’s 49% ownership stake in the Nutraceuticals subsidiary is reported as a NCI in the interim financial statements.

As of December 31, 2024, the carrying value of this NCI is Rs.3,844, arising from the initial measurement at the Nestlé India’s proportionate share of identifiable net assets as of the acquisition date and subsequently adjusted with the share of profit based on ownership percentage.

The NCI share of profit after tax for the nine months ended December 31, 2024 is Rs.767. This primarily includes the portion of a deferred tax asset recognized by the Nutraceuticals subsidiary and consequently allocated to NCI. This deferred tax asset pertains to business acquired from the parent company and recognized by the Nutraceuticals subsidiary at the carrying amount as appearing in the interim financial statements of the parent company. However, the tax base of these identifiable assets is based on fair values as at the closing date.

43

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

28.	Subsequent events

Please refer to Note 26 of these interim financial statements for the details of subsequent events relating to regulatory inspections of facilities.

On January 7, 2025, the Company announced the sale of all of its membership interest in its subsidiary, Dr. Reddy’s Laboratories Louisiana LLC, the assets of which primarily consist of the manufacturing facility at Shreveport, Louisiana, USA to Jaguar Labs Holdings, LLC for an amount equal to One Dollar (i.e., U.S.$1).

This transaction is subject to the fulfilment of certain closing conditions, including the payment of a turnaround fee, the wind down of operations at the site, and the decommissioning of necessary equipment by the Company.

The transaction is expected to be completed by March 2025.

44

ITEM 2. OPERATING AND FINANCIAL REVIEW, TREND INFORMATION

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements, the related notes and the “Operating and Financial Review and Prospects” section included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2024, and the interim financial statements included in our report on Form 6-K for the three months ended June 30, 2024 and the six months ended September 30, 2024, all of which are on file with the SEC, as well as the unaudited condensed consolidated interim financial statements and related notes contained in this report on Form 6-K.

This discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate”, “believe”, “estimate”, “intend”, “will” and “expect” and other similar expressions as they relate to us or our business are intended to identify such forward-looking statements. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors” in our Form 20-F. Readers are cautioned not to place reliance on these forward-looking statements which reflect management’s analysis and assumptions only as of the date hereof. We undertake no obligation to publicly update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise.

Section A:

Three months ended December 31, 2024 compared to the three months ended December 31, 2023

The following table sets forth, for the periods indicated, financial data along with respective percentages to total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous year.

	For the three months ended December 31,
	2024			2023
	Rs. in millions		% of Revenues	Rs. in millions		% of Revenues	Increase/ (Decrease)
Revenues	Rs.	83,586	100.0%	Rs.	72,148	100.0%	16%
Gross profit		49,052	58.7%		42,203	58.5%	16%
Selling, general and administrative expenses		24,117	28.9%		20,228	28.0%	19%
Research and development expenses		6,658	8.0%		5,565	7.7%	20%
Impairment of non-current assets		(4)	(0.0%)		110	0.2%	(104%)
Other income, net		(439)	(0.6%)		(967)	(1.3%)	(55%)
Results from operating activities		18,720	22.4%		17,267	23.9%	8%
Finance income/(expense), net		(20)	(0.0%)		963	1.3%	(102%)
Share of profit of equity accounted investees, net of tax		42	0.1%		27	0.0%	56%
Profit before tax		18,742	22.4%		18,257	25.3%	3%
Tax expense, net		4,704	5.6%		4,468	6.2%	5%
Profit for the period	Rs.	14,038	16.8%	Rs.	13,789	19.1%	2%

Attributable to:
Equity holders of the parent company		14,133	16.9%		13,789	19.1%	2%
Non-controlling interests		(95)	(0.1%)		-	-	-

45

Revenues

Our overall consolidated revenues were Rs.83,586 million for the three months ended December 31, 2024, an increase of 16% as compared to Rs.72,148 million for the three months ended December 31, 2023.

The following table sets forth, for the periods indicated, our consolidated revenues by segment:

	For the three months ended December 31,
	2024			2023
	Rs. in millions		Revenues % of Total	Rs. in millions		Revenues % of Total	Increase/ (Decrease)
Global Generics	Rs.	73,753	88%	Rs.	63,095	87%	17%
Pharmaceutical Services and Active Ingredients (PSAI)		8,219	10%		7,839	11%	5%
Others		1,614	2%		1,214	2%	33%
Total	Rs.	83,586	100%	Rs.	72,148	100%	16%

Segment Analysis

Global Generics

Revenues from our Global Generics segment were Rs.73,753 million for the three months ended December 31, 2024, an increase of 17% as compared to Rs.63,095 million for the three months ended December 31, 2023. The revenue increase was in all four business geographies of this segment: Europe, India, “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries from our “Rest of the World” markets, including South Africa, China, Brazil and Australia) and North America (the United States and Canada). The revenues from recently acquired consumer healthcare brands in the Nicotine Replacement Therapy category (the “NRT Business”) has been consolidated / combined with Europe generics business.

After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the foregoing increase in revenues of this segment was attributable to the following factors:

•	an increase of approximately 12% resulting from acquisitions during the period;

•	an increase of approximately 7% resulting from a net increase in the sales volumes of certain of the existing products in this segment;

•	an increase of approximately 5% resulting from new products launched between January 1, 2024 and December 31, 2024; and

•	the foregoing was partially offset by a decrease of approximately 7% resulting from the net impact of changes in sales prices of certain of the products in this segment.

North America (the United States and Canada): Our Global Generics segment’s revenues from North America were Rs.33,834 million for the three months ended December 31, 2024, an increase of 1% as compared to Rs.33,492 million for the three months ended December 31, 2023. In U.S. dollar absolute currency terms (i.e., U.S. dollars without taking into account the effect of currency exchange rates), such revenues were at similar levels in the three months ended December 31, 2024 as for the three months ended December 31, 2023.

This increase in revenues was attributable to the increase in the sales volumes of certain of our existing products and new products launched between January 1, 2024 and December 31, 2024, both of which were partially offset by price erosion in certain of our existing products.

During the three months ended December 31, 2024, we launched four new products in North America. The four new products, all of which were launched in the United States, are Venlafaxine Extended Release Capsules, Biorphen Ready-to-Use (RTU) Injection, Ivermectin Tablets as well as Brompheniramine Maleate, Pseudoephedrine HCL and Dextromethorphan Hydrobromide Syrup.

During the three months ended December 31, 2024, we made no new ANDA filings with the U.S. FDA. As of December 31, 2024, we had 79 filings pending approval with the U.S. FDA, which includes 75 ANDAs and 4 NDAs filed under section 505(b)(2). Out of these 75 ANDA filings, 44 are Paragraph IV filings and we believe we are the first to file with respect to 20 of these filings.

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Europe: Our Global Generics segment’s revenues from Europe are primarily derived from Germany, the United Kingdom, Spain, France and Italy as well as the global portfolio outside of the United States of consumer brands in the Nicotine Replacement Therapy category acquired from Haleon UK (the “Acquired NRT Portfolio”). Such revenues from Europe were Rs.12,096 million for the three months ended December 31, 2024, an increase of 143% as compared to Rs.4,970 million for the three months ended December 31, 2023. The increase in revenues of this segment was attributable largely to the revenues from the Acquired NRT Portfolio, increase in the sales volumes of certain of our existing products and new products launched between January 1, 2024 and December 31, 2024, all of which was partially offset by a decrease in sales prices of certain of our existing products. During the three months ended December 31, 2024, we launched nine new products in Europe.

India: Our Global Generics segment’s revenues from India for the three months ended December 31, 2024 were Rs.13,464 million, an increase of 14% as compared to Rs.11,800 million for the three months ended December 31, 2023. This increase was largely attributable to revenues from distribution of the vaccines portfolio in-licensed from Sanofi Healthcare India Private Limited (“Sanofi India”), revenues from new products launched between January 1, 2024 and December 31, 2024 and increases in sales prices of certain of our existing products, all of which was partially offset by a decrease in sales volumes of certain of our existing products. During the three months ended December 31, 2024, we launched six new brands in India.

According to IQVIA in its report for the three months ended December 31, 2024, our secondary sales in India grew by 10.3% during such period, as compared to the India pharmaceutical market’s growth of 7.4%.

Emerging Markets: Our Global Generics segment’s revenues from “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries from our “Rest of the World” markets, including South Africa, China, Brazil and Australia) for the three months ended December 31, 2024 were Rs.14,357 million, an increase of 12% as compared to Rs.12,833 million for the three months ended December 31, 2023. This increase was largely attributable to revenues from new products launched between January 1, 2024 and December 31, 2024 and an increase in sales volumes of certain of our existing products.

Russia: Our Global Generics segment’s revenues from Russia for the three months ended December 31, 2024 were Rs.7,007 million, an increase of 19% as compared to Rs.5,881 million for the three months ended December 31, 2023. In Russian rouble absolute currency terms (i.e., Russian roubles without taking into account the effect of currency exchange rates), such revenues increased by 20%. The increase in revenues measured in rupees was primarily on account of revenues from new products launched between January 1, 2024 and December 31, 2024 and an increase in sales volumes and prices of certain of our existing products. Our over-the-counter (“OTC”) division’s revenues from Russia for the three months ended December 31, 2024 were 46% of our total revenues from Russia.

According to IQVIA, as per its report for the three months ended November 30, 2024, our sales value (in Russian roubles) growth and volume growth from Russia, as compared to the Russian pharmaceutical market sales value (in Russian roubles) growth and volume growth was as follows:

	For the three months ended November 30, 2024
	Dr. Reddy's Laboratories Ltd.		Russian pharmaceutical market
	Sales value	Volume	Sales value	Volume
Prescription (Rx)	(1.8%)	(3.7%)	19.5%	5.8%
Over-the-counter (OTC)	6.8%	(2.4%)	10.1%	(1.8%)
Total (Rx + OTC)	2.1%	(2.8%)	14.7%	0.3%

Other countries of the former Soviet Union and Romania: Our Global Generics segment’s revenues from other countries of the former Soviet Union and Romania were Rs.2,416 million for the three months ended December 31, 2024, an increase of 4% as compared to Rs.2,325 million for the three months ended December 31, 2023. This increase was largely attributable to an increase in sales prices of certain of our existing products and new products launched between January 1, 2024 and December 31, 2024.

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“Rest of the World” Markets: We refer to all markets of this segment other than North America (the United States and Canada), Europe, Russia and other countries of the former Soviet Union, Romania and India as our “Rest of the World” markets. Our Global Generics segment’s revenues from our “Rest of the World” markets were Rs.4,935 million for the three months ended December 31, 2024, an increase of 7% as compared to Rs.4,627 million for the three months ended December 31, 2023. This increase was largely attributable to revenues from new products launched between January 1, 2024 and December 31, 2024 and an increase in the sales volumes of certain of our existing products, both of which were partially offset by a decrease in the sales prices of certain of our existing products and unfavorable currency exchange rate fluctuations.

Pharmaceutical Services and Active Ingredients (“PSAI”)

Our PSAI segment’s revenues for the three months ended December 31, 2024 were Rs.8,219 million, an increase of 5% as compared to Rs.7,839 million for the three months ended December 31, 2023. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was attributable to revenues from new products launched between January 1, 2024 and December 31, 2024 and an increase in the sales volumes of certain of our existing products, both of which were partially offset by a decrease in the sales prices of certain of our existing products.

Gross Profit

Our total gross profit was Rs.49,052 million for the three months ended December 31, 2024, representing 58.7% of our revenues for that period, as compared to Rs.42,203 million for the three months ended December 31, 2023, representing 58.5% of our revenues for that period.

The following table sets forth, for the period indicated, our gross profits by segment:

	For the three months ended December 31,
	2024			2023
	(Rs. in millions)
	Gross Profit		% of Segment Revenue	Gross Profit		% of Segment Revenue
Global Generics	Rs.	45,219	61.3%	Rs.	39,075	61.9%
PSAI		2,353	28.6%		2,306	29.4%
Others		1,480	91.7%		822	67.7%
Total	Rs.	49,052	58.7%	Rs.	42,203	58.5%

The gross profit margin from our Global Generics segment increased to 61.3% of this segment’s revenues for the three months ended December 31, 2024, from 61.9% for the three months ended December 31, 2023. This increase was mainly on account of favorable changes in our product mix (i.e., an increase in the proportion of our profits from products with higher profit margins and a decrease in the proportion from products with lower profit margins), partially offset by price erosion in certain of our products.

The gross profit margin from our PSAI segment decreased to 28.6% of this segment’s revenues for the three months ended December 31, 2024, from 29.4% for the three months ended December 31, 2023. This decrease was primarily on account of higher inventory overheads and unfavorable cost inflation in commodity prices, both of which were partially offset by favorable changes in our product mix (i.e., an increase in the proportion of our profits from products with higher profit margins and a decrease in the proportion from products with lower profit margins) for the three months ended December 31, 2024 as compared to the three months ended December 31, 2023.

Selling, general and administrative expenses

Our selling, general and administrative expenses were Rs.24,117 million for the three months ended December 31, 2024, an increase of 19% as compared to Rs.20,228 million for the three months ended December 31, 2023. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was largely attributable to the following:

•	a 10% increase due to higher sales and marketing expenses;

•	a 4% increase due to higher personnel costs, primarily on account of new hires;

•	a 3% increase due to higher freight outward expenses; and

•	a 2% increase due to higher spending on other costs, including depreciation and amortization.

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As a proportion of our total revenues, our selling, general and administrative expenses increased to 28.9% for the three months ended December 31, 2024 from 28.0% for the three months ended December 31, 2023.

Research and development expenses

Our research and development expenses were Rs.6,658 million for the three months ended December 31, 2024, an increase of 20% as compared to Rs.5,565 million for the three months ended December 31, 2023. This increase was primarily on account of higher developmental expenditures on certain projects for our biosimilar and generics businesses.

As a proportion of our total revenues, our research and development expenses increased to 8.0% for the three months ended December 31, 2024, as compared to 7.7% for the three months ended December 31, 2023.

Impairment of non-current assets

Our impairment of non-current assets was a reversal of Rs.4 million for the three months ended December 31, 2024, as compared to a charge of Rs.110 million for the three months ended December 31, 2024. (Refer to Note 11 of the interim financial statements in this report for further details).

Other income, net

Our net other income was Rs.439 million for the three months ended December 31, 2024, as compared to Rs.967 million for the three months ended December 31, 2023. The other income was lower for the three months ended December 31, 2024, primarily on account of higher income from sale of non-current assets in the same quarter of the previous year.

Finance income, net

Our net finance expense was Rs.20 million for the three months ended December 31, 2024, as compared to net finance income of Rs.963 million for the three months ended December 31, 2023. This decrease in net finance income was due to the following:

•	net foreign exchange loss of Rs.496 million for the three months ended December 31, 2024, as compared to Rs.66 million for the three months ended December 31, 2023;

•	net interest expense of Rs.114 million for the three months ended December 31, 2024, as compared to net interest income of Rs.189 million for the three months ended December 31, 2023; and

•	a decrease in fair value changes and profit on sale of units of mutual funds and other investments to Rs.590 million for the three months ended December 31, 2024, as compared to Rs.840 million for the three months ended December 31, 2023.

Profit before tax

As a result of the above, our profit before tax was Rs.18,742 million for the three months ended December 31, 2024, as compared to Rs.18,257 million for the three months ended December 31, 2023.

Tax expense

Our consolidated effective tax rate was 25.1% for the three months ended December 31, 2024, as compared to 24.5% for the three months ended December 31, 2023. (Refer to Note 18 of the interim financial statements in this report for further details).

Our tax expense was Rs.4,704 million for the three months ended December 31, 2024, as compared to Rs.4,468 million for the three months ended December 31, 2023.

Profit for the period

As a result of the above, our profit for the three months ended December 31, 2024 was Rs.14,038 million, representing 16.8% of our total revenues for such period, as compared to Rs.13,789 million for the three months ended December 31, 2023, representing 19.1% of our total revenues for such period.

The non-controlling interest (“NCI”) share for the three months ending December 31, 2024 was Rs.95 million.

Profit after tax attributable to the equity holders of the parent company was Rs.14,133 million for the three months ending December 31, 2024, representing 16.9% of our total revenues for such period.

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Section B:

Nine months ended December 31, 2024 compared to the nine months ended December 31, 2023

The following table sets forth, for the periods indicated, financial data along with respective percentages to total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous year.

	For the nine months ended December 31,
	2024			2023
	Rs. in millions		% of Revenues	Rs. in millions		% of Revenues	Increase/ (Decrease)
Revenues	Rs.	240,475	100%	Rs.	208,334	100%	15%
Gross profit		143,165	59.5%		122,124	58.6%	17%
Selling, general and administrative expenses		69,815	29.0%		56,725	27.2%	23%
Research and development expenses		20,122	8.4%		15,996	7.7%	26%
Impairment of non-current assets		925	0.4%		176	0.1%	426%
Other income, net		(1,893)	(0.8%)		(3,543)	(1.7%)	(47%)
Results from operating activities		54,196	22.5%		52,770	25.3%	3%
Finance income, net		2,372	1.0%		2,972	1.4%	(20%)
Share of profit of equity accounted investees, net of tax		162	0.1%		112	0.1%	45%
Profit before tax		56,730	23.6%		55,854	26.8%	2%
Tax expense, net		15,357	6.4%		13,240	6.4%	16%
Profit for the period	Rs.	41,373	17.2%	Rs.	42,614	20.5%	(3%)

Attributable to:
Equity holders of the parent company		40,606	16.9%		42,614	20.5%	(5%)
Non-controlling interests		767	0.3%		-	-	-

Revenues

Our overall consolidated revenues were Rs.240,475 million for the nine months ended December 31, 2024, an increase of 15% as compared to Rs.208,334 million for the nine months ended December 31, 2023.

The following table sets forth, for the periods indicated, our consolidated revenues by segment:

	For the nine months ended December 31,
	2024					2023
	Rs. in millions		Revenues % of Total	Rs. in millions		Revenues % of Total	Increase/ (Decrease)
Global Generics	Rs.	214,187	89%	Rs.	184,262	89%	16%
PSAI		24,283	10%		21,582	10%	13%
Others		2,005	1%		2,490	1%	(19%)
Total	Rs.	240,475	100%	Rs.	208,334	100%	15%

Segment Analysis

Global Generics

Revenues from our Global Generics segment were Rs.214,187 million for the nine months ended December 31, 2024, an increase of 16% as compared to Rs.184,262 million for the nine months ended December 31, 2023. The revenue increase was in all of the four business geographies of this segment: Europe, India, North America (the United States and Canada), and “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries from our “Rest of the World” markets, including South Africa, China, Brazil and Australia). The revenues from recently acquired consumer healthcare brands in the Nicotine Replacement Therapy category (the “NRT Business”) has been consolidated / combined with Europe generics business.

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After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the foregoing increase in revenues of this segment was largely attributable to the following factors:

•	an increase of approximately 12% resulting from increase in sales volume of certain of our existing products;
•	an increase of approximately 5% resulting from acquisitions during the period;
•	an increase of approximately 5% resulting from new products launched between January 1, 2024 and December 31, 2024; and
•	the foregoing was partially offset by a decrease of approximately 6% resulting largely from the net impact of changes in sales prices of certain of the products in this segment.

North America (the United States and Canada): Our Global Generics segment’s revenues from North America were Rs.109,578 million for the nine months ended December 31, 2024, an increase of 13% as compared to Rs.97,245 million for the nine months ended December 31, 2023. In U.S. dollar absolute currency terms (i.e., U.S. dollars without taking into account the effect of currency exchange rates), such revenues increased by approximately 11% in the nine months ended December 31, 2024 as compared to the nine months ended December 31, 2023.

This increase in revenues was largely attributable to the increase in the sales volumes of certain of our existing products, partially offset by price erosion in certain of our existing products.

During the nine months ended December 31, 2024, we launched 11 new products in North America, all of which were launched in the United States.

Europe: Our Global Generics segment’s revenues from Europe were Rs.23,132 million for the nine months ended December 31, 2024, an increase of 51% as compared to Rs.15,326 million for the nine months ended December 31, 2023. This increase was largely attributable to revenues from the Acquired NRT Portfolio, revenues from new products launched between January 1, 2024 and December 31, 2024 and an increase in the sales volumes of certain of our existing products, all of which was partially offset by a decrease in prices of certain of our existing products.

India: Our Global Generics segment’s revenues from India were Rs.40,687 million for the nine months ended December 31, 2024, an increase of 16% as compared to Rs.35,141 million for the nine months ended December 31, 2023. This increase was largely attributable to revenues from distribution of the vaccines portfolio in-licensed from Sanofi India as well as the integration of the products of the Nutraceuticals subsidiary, revenues from new products launched between January 1, 2024 and December 31, 2024, increase in sales prices of certain of our existing products, all of which was partially offset by a decrease in sales volumes of certain of our existing products. During the nine months ended December 31, 2024, we launched 22 new brands in India, in addition to distribution of the vaccines portfolio in-licensed from Sanofi India as well as the integration of the products of the Nutraceuticals subsidiary.

According to IQVIA, in its Moving Annual Total report for the twelve months ended December 31, 2024, our secondary sales in India grew by 9.8% during such period, as compared to the India pharmaceutical market’s growth of 7.6%.

Emerging Markets: Our Global Generics segment’s revenues from “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries which we refer to as our “Rest of the World” markets, primarily South Africa, China, Brazil and Australia) for the nine months ended December 31, 2024 were Rs.40,790 million, an increase of 12% as compared to Rs.36,550 million for the nine months ended December 31, 2023.

Russia: Our Global Generics segment’s revenues from Russia for the nine months ended December 31, 2024 were Rs.19,408 million, an increase of 12% as compared to Rs.17,309 million for the nine months ended December 31, 2023. In Russian rouble absolute currency terms (i.e., Russian roubles without taking into account the effect of currency exchange rates), such revenues increased by approximately 20%. The increase in revenues was primarily on account of an increase in sales prices and volumes of certain of our existing products as well as revenues from new products launched between January 1, 2024 and December 31, 2024, all of which was partially offset by unfavorable currency exchange rate fluctuations. Our OTC division’s revenues from Russia for the nine months ended December 31, 2024, were 49% of our total revenues from Russia.

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According to IQVIA, as per its report for the eight months ended November 30, 2024, our sales value growth (in Russian roubles) and volume growth from Russia, as compared to the Russian pharmaceutical market, was as follows:

	For the eight months ended November 30, 2024
	Dr. Reddy's Laboratories Ltd.		Russian pharmaceutical market
	Sales value	Volume	Sales value	Volume
Prescription (Rx)	6.2%	(4.4%)	18.3%	2.7%
Over-the-counter (OTC)	13.6%	(5.3%)	13.3%	(1.5%)
Total (Rx + OTC)	9.4%	(4.9%)	15.9%	(0.3%)

Other Countries of former Soviet Union and Romania: Our Global Generics segment’s revenues from other countries of the former Soviet Union and Romania were Rs.6,479 million for the nine months ended December 31, 2024, as compared to Rs.6,463 million for the nine months ended December 31, 2023. This was largely on account of an increase in sales prices of certain of our existing products, which was offset by a decrease in sales volumes of certain of our existing products.

“Rest of the World” Markets: We refer to all markets of this segment other than North America (the United States and Canada), Europe, Russia and other countries of the former Soviet Union, Romania and India as our “Rest of the World” markets. Our Global Generics segment’s revenues from our “Rest of the World” markets were Rs.14,903 million for the nine months ended December 31, 2024, an increase of 17% as compared to Rs.12,778 million for the nine months ended December 31, 2023. This increase was largely attributable to revenues from new products launched between January 1, 2024 and December 31, 2024 and an increase in sales volumes of certain of our existing products, both of which were partially offset by a decrease in sales prices of certain of our existing products.

Pharmaceutical Services and Active Ingredients (“PSAI”)

Our PSAI segment’s revenues for the nine months ended December 31, 2024 were Rs.24,283 million, an increase of 13% as compared to Rs.21,582 million for the nine months ended December 31, 2023. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was largely attributable to an increase in sales volumes of certain of our existing products and revenues from new products launched between January 1, 2024 and December 31, 2024.

Gross Profit

Our total gross profit was Rs.143,165 million for the nine months ended December 31, 2024, representing 59.5% of our revenues for that period, as compared to Rs.122,124 million for the nine months ended December 31, 2023, representing 58.6% of our revenues for that period.

	For the nine months ended December 31,
	2024			2023
	(Rs. in millions)
	Gross Profit		% of Segment Revenue	Gross Profit		% of Segment Revenue
Global Generics	Rs.	134,899	63.0%	Rs.	116,335	63.1%
Pharmaceutical Services and Active Ingredients (PSAI)		6,639	27.3%		4,569	21.2%
Others		1,627	81.1%		1,220	49.0%
Total	Rs.	143,165	59.5%	Rs.	122,124	58.6%

After taking into account the impact of the exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the gross profit margin from our Global Generics segment marginally decreased to 63.0% of this segment’s revenues for the nine months ended December 31, 2024, from 63.1% for the nine months ended December 31, 2023. This increase was mainly on account of favorable changes in our product mix (i.e., an increase in the proportion of our profits from products with higher profit margins and a decrease in the proportion from products with lower profit margins), offset by price erosion in certain of our products, primarily in our generic markets.

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The gross profit margin from our PSAI segment increased to 27.3% of this segment’s revenues for the nine months ended December 31, 2024, from 21.2% for the nine months ended December 31, 2023. This increase was primarily on account of lower percentage of manufacturing overhead costs on higher sales base and favorable changes in our product mix (i.e., an increase in the proportion of our profits from products with higher profit margins and a decrease in the proportion from products with lower profit margins), both of which were partially offset by higher inventory overheads and unfavorable cost inflation during the nine months ended December 31, 2024 as compared to the nine months ended December 31, 2023.

Selling, general and administrative expenses

Our selling, general and administrative expenses were Rs.69,815 million for the nine months ended December 31, 2024, an increase of 23% as compared to Rs.56,725 million for the nine months ended December 31, 2023. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was largely attributable to the following:

•	a 7% increase due to higher selling and advertisement expenses;

•	a 7% increase due to higher personnel costs, primarily on account of new hires and annual raises;

•	a 3% increase due to higher freight outward expenses;

•	a 2% increase due to higher legal and professional expenses; and

•	a 4% increase in other costs, including depreciation and amortization expense.

As a proportion of our total revenues, our selling, general and administrative expenses were 29.0% for the nine months ended December 31, 2024, as compared to 27.2% for the nine months ended December 31, 2023.

Research and development expenses

Our research and development costs were Rs.20,122 million for the nine months ended December 31, 2024, an increase of 26% as compared to Rs.15,996 million for the nine months ended December 31, 2023. This increase was primarily on account of developmental expenditure on certain projects for our biosimilar and generic businesses.

Impairment of non-current assets

Our impairment of non-current assets was a charge of Rs.925 million for the nine months ended December 31, 2024, as compared to Rs.176 million for the nine months ended December 31, 2023. (Refer to Note 11 of the interim financial statements in this report for further details).

Other income, net

Our net other income was Rs.1,893 million for the nine months ended December 31, 2024, as compared to Rs.3,543 million for the nine months ended December 31, 2023. The other income was higher for the nine months ended December 31, 2023, primarily on account of a sale of noncurrent assets and higher miscellaneous income which included:

•	Rs.984 recognized pursuant to a settlement of product related litigation by the Company and its affiliates in the United Kingdom; and

•	Rs.540 recognized pursuant to a settlement agreement with Janssen Group, in settlement of the claim brought in the Federal Court of Canada by the Company and its affiliates for damages under section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to the Company’s ANDS for a generic version of Zytiga® (Abiraterone).

Finance income, net

Our net finance income was Rs.2,372 million for the nine months ended December 31, 2024, as compared to Rs.2,972 million for the nine months ended December 31, 2023. This decrease in net finance income was due to the following:

•	net interest expense of Rs.60 million for the nine months ended December 31, 2024, as compared to net interest income of Rs.513 million for the nine months ended December 31, 2023;

•	net foreign exchange loss of Rs.403 million for the nine months ended December 31, 2024, as compared to net foreign exchange gain of Rs.92 million for the nine months ended December 31, 2023; and

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•	the foregoing was partially offset by an increase in fair value changes and profit on sale of units of mutual funds and other investments to Rs.2,835 million for the nine months ended December 31, 2024, as compared to Rs.2,367 million for the nine months ended December 31, 2023.

Profit before tax

As a result of the above, our profit before tax was Rs.56,730 million for the nine months ended December 31, 2024, an increase of 2% as compared to Rs.55,854 million for the nine months ended December 31, 2023.

Tax expense

Our consolidated weighted average tax rate was 27.1% for the nine months ended December 31, 2024, as compared to 23.7% for the nine months ended December 31, 2023.

Our tax expense was Rs.15,357 million for the nine months ended December 31, 2024 as compared to Rs.13,240 million for the nine months ended December 31, 2023.

Profit for the period

As a result of the above, our net profit was Rs.41,373 million for the nine months ended December 31, 2024, representing 17.2% of our total revenues for such period, as compared to Rs.42,614 million for the nine months ended December 31, 2023, representing 20.5% of our total revenues for such period.

The non-controlling interest (NCI) share for the nine months ending December 31, 2024 was Rs.767 million.

Profit after tax attributable to the equity holders of the parent company was Rs.40,606 million for the nine months ending December 31, 2024, representing 16.9% of our total revenues for such period.

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ITEM 3. LIQUIDITY AND CAPITAL RESOURCES

We have primarily financed our operations through cash flows generated from operations and a mix of long-term and short-term borrowings. Our principal liquidity and capital needs are for the purchase of property, plant and equipment, regular business operations and research and development.

Our principal sources of short-term liquidity are internally generated funds and short-term borrowings, which we believe are sufficient to meet our working capital requirements.

Principal Debt Obligations

The following table provides a list of our principal debt obligations (excluding lease obligations) outstanding as of December 31, 2024:

	Currency(1)	Interest Rate(2)
Working capital borrowings	RUB	Key rate + 470 bps to 590 bps
	MXN	TIIE + 1.35%
	INR	7.65%
	INR	3M T-bill + 84 bps
	BRL	CDI + 1.55%
Pre-shipment credit	INR	3 Months T-bill+56 bps to 60 bps
	U.S.$	1Year SOFR+ 65 bps
	U.S.$	3 Month SOFR+ 47 bps
	U.S.$	6 Month SOFR + 65 bps
	U.S.$	6 Month SOFR + 10 bps

(1)	“BRL” means Brazilian reals, “EUR” means Euros “INR” means Indian rupees, “MXN” means Mexican pesos, “RUB” means Russian roubles and “U.S.$” means United States Dollars.

(2)	“CDI” means the Brazilian interbank deposit rate (Certificado de Depósito Interbancário), “Key rate” means the key interest rate published by the Central Bank of Russia, “SOFR” means Secured Overnight Financing Rate, “TIIE” means the Equilibrium Inter-banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio) and “T-bill” means India Treasury bill interest rate.

Summary of statements of cash flows

The following table summarizes our statements of cash flows for the periods presented:

	For the nine months ended December 31,
	2024		2023
	(Rs. in millions)
Net cash from/(used in):
Operating activities	Rs.	24,432	Rs.	39,196
Investing activities		(44,777)		(25,600)
Financing activities		26,281		(22,563)
Net increase/(decrease) in cash and cash equivalents	Rs.	5,936	Rs.	(8,967)

In addition to cash, inventory and accounts receivable, our unused sources of liquidity included Rs.45,953 million available in credit under revolving credit facilities with banks as of December 31, 2024.

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Cash Flows from Operating Activities

The result of operating activities was a net cash inflow of Rs.24,432 million for the nine months ended December 31, 2024, as compared to a cash inflow of Rs.33,913 million for the nine months ended December 31, 2023.

The decrease in net cash inflow of Rs.9,481 million was primarily due to an increase in our working capital requirements.

Our average days’ sales outstanding (“DSO”) as of December 31, 2024 and December 31, 2023 were 100 days and 101 days, respectively.

Cash Flows used in Investing Activities

Our investing activities resulted in net cash outflows of Rs.44,777 million and Rs.28,933 million for the nine months ended December 31, 2024 and 2023, respectively. The increase in net cash outflow was primarily on account of the following:

•	Rs.51,411 million for payments towards the acquisition of businesses during the nine months ended December 31, 2024 (see Note 27.A of the interim financial statements in this report for details); and

•	the acquisition of property, plant and equipment, and other intangible assets, net of dispositions, of Rs.22,211 million for the nine months ended December 31, 2024, as compared to Rs.20,120 million for the nine months ended December 31, 2023.

Cash Flows from Financing Activities

Our financing activities resulted in net cash inflows of Rs.26,281 million for the nine months ended December 31, 2024, as compared to net cash outflows of Rs.3,230 million for the nine months ended December 31, 2023. The increase in net cash inflow was primarily on account of the following:

•	net proceeds from short-term borrowings of Rs.29,383 million for the nine months ended December 31, 2024, as compared to Rs.5,118 million for the nine months ended December 31, 2023; and

•	proceeds from the issuance of share capital constituting non-controlling interests of Rs.7,056 million for the nine months ended December 31, 2024 (see Note 27.B of the interim financial statements in this report for details).

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ITEM 4. OTHER MATTERS

None

ITEM 5. EXHIBITS

Exhibit Number	Description of Exhibits

99.1	Review report of Independent Registered Public Accounting Firm

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)

Date: January 23, 2025	By:	/s/ Kumar Randhir Singh
		Name:	Kumar Randhir Singh
		Title:	Company Secretary

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